EXHIBIT 99.1

ANNUAL INFORMATION FORM

March 28, 2016

MAG Silver Corp.
Suite 770 – 800 West Pender Street
Vancouver, BC, Canada  V6C 2V6

An additional copy of this Annual Information Form for the
year ended December 31, 2015 may be obtained upon request
from the Corporate Secretary of MAG Silver Corp. at the above address or from the company's web site - www.magsilver.com.

Table of Contents
INTRODUCTORY NOTES	3
Date of Information	3
Cautionary Statement on Forward-Looking Information	3
Currency and Exchange Rates	6
Metric Equivalents	7
Financial Data in this AIF	7
Defined Terms	7
Cautionary Statement Regarding Non-IFRS Measures	7
CORPORATE STRUCTURE	8
Intercorporate Relationships	8
GENERAL DEVELOPMENT OF THE BUSINESS	10
Three Year History	11
DESCRIPTION OF THE BUSINESS	17
General	17
Principal Markets	18
Adjacent Property Disclosure	18
Cautionary Note to Investors Concerning Estimates of Mineral Resources	18
Technical Information	19
Passive Foreign Investment Company	19
Employees	19
Competitive Conditions	19
Economic Dependence	19
CARRYING ON BUSINESS IN MEXICO	20
RISK FACTORS	23
MINERAL PROJECTS	45
DIVIDENDS	62
DESCRIPTION OF CAPITAL STRUCTURE	62
Common Shares	62
Shareholder Rights Plan	62
MARKET FOR SECURITIES	63
Trading Price and Volume	63
Prior Sales	63
DIRECTORS AND OFFICERS	65
Name, Occupation and Security Holding	65
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	68
Conflicts of Interest	68
Audit Committee	69
Compensation Committee	72
Corporate Governance and Nomination Committee	72
Disclosure Committee	72
Sustainability Committee	72
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73
TRANSFER AGENTS AND REGISTRARS	74
MATERIAL CONTRACTS	74
INTERESTS OF EXPERTS	75
ADDITIONAL INFORMATION	75
Schedule "A"	76
Schedule "B"	82

INTRODUCTORY NOTES
In this Annual Information Form ("AIF"), unless the context otherwise dictates, "we", "MAG" or the "Company" refers to MAG Silver Corp. and its subsidiaries.
Date of Information
All information in this AIF is as of December 31, 2015 unless otherwise indicated.

Documents Incorporated By Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with this AIF. The documents listed below are not contained within, nor attached to this document. The documents may be accessed by the reader at the following locations:

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
Amended and Restated Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico	June 12, 2014 (Amended June 30, 2014)	July 3, 2014	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)
Technical Report on the Upper Manto Deposit, Chihuahua, Mexico	November 14, 2012	November 16, 2012	Technical Report (43-101) – English Qualification Certificate(s) and Consent(s)

Cautionary Statement on Forward-Looking Information
This AIF and the documents incorporated by reference herein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws.  Such forward-looking statements and information include, but are not limited to:
•	the future price of silver, gold, lead and zinc;
•	the estimation of mineral resources;
•	preliminary economic estimates relating to the Juanicipio Project (as defined herein);
•	estimates of the time and amount of future silver, gold, lead and zinc production for specific operations;
•	estimated future development and exploration expenditures and other expenses for specific operations;
•	permitting timelines;
•	the Company's expectations regarding impairments of mineral properties;
•	the Company's expectations regarding its efforts to negotiate with the Ejido Benito Juarez (the "EBJ") to obtain surface access to various portions of the Cinco de Mayo Property;

•	the anticipated timing of a formal 'production decision' at Minera Juanicipio;
•	the Company's expectations regarding the sufficiency of its capital resources and requirements for additional capital;
•	the Company's expectations regarding litigation risks, currency fluctuations, environmental risks and reclamation cost;
•	changes to governmental laws and regulations; and
•	the Company's expectations regarding drill results.
When used in this AIF, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "strategy", "goals", "objectives", "project", "potential" or variations thereof or stating that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements and information.  Such statements reflect the Company's current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.
Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements and information, including, among others:
•	the potential for no commercially mineable deposits due to the speculative nature of the Company's business;
•	none of the properties in which the Company has an interest having any mineral reserves;
•	the Company's properties are primarily in the exploration stage, and most exploration projects do not result in commercially mineable deposits;
•	estimates of mineral resources being based on interpretation and assumptions which are inherently imprecise;
•	no guarantee of surface rights for the Company's mineral properties;
•	no guarantee of the Company's ability to obtain all necessary licenses and permits that may be required to carry out exploration and development of its mineral properties and business activities;
•	risks related to all of the properties in which the Company has an interest being located in Mexico;
•	the effect of global economic and political instability on the Company's business;
•	risks related to maintaining a positive relationship with the communities in which the Company operates;
•	risks related to the Company's ability to finance substantial expenditures required for commercial operations on its mineral properties;
•	the Company's history of losses and no revenues from operations;
•	risks related to the Company's ability to arrange additional financing, and possible loss of the Company's interests in its properties due to a lack of adequate funding;
•
risks related to the development of the ramp decline to access and confirm expected mineralization at the Juanicipio Project, particularly, Minera Juanicipio not yet having made a formal "production decision", and no guarantee that the financial results and the contemplated development timeline will be consistent with the Juanicipio Technical Report (as defined herein);

•	risks related to a lack of access to a skilled workforce;
•	risks relating to the capital requirements for the Juanicipio Project and the timeline to production;

•	risks related to title, challenge to title, or potential title disputes regarding the Company's mineral properties;
•	risks related to the Company being a minority shareholder of Minera Juanicipio;
•	risks related to disputes with joint venture partners;
•	risks related to the influence of the Company's significant shareholders over the direction of the Company's business;
•	risks related to the continued exploration on and value of the Cinco de Mayo Property;
•	the potential for legal proceedings to be brought against the Company;
•	risks related to environmental regulations;
•	the highly competitive nature of mineral exploration industry;
•	risks related to equipment shortages, access restrictions and lack of infrastructure on the Company's mineral properties;
•	the Company's dependence upon key personnel, some of whom may not have entered into written agreements with the Company, and other qualified management;
•	the Company's dependence on certain related party service providers (Minera Cascabel S.A. de C.V. ("Cascabel") and IMDEX Inc. ("IMDEX")) to supervise operations in Mexico;
•	risks related to directors being, or becoming, associated with other natural resource companies which may give rise to conflicts of interest;
•	currency fluctuations (particularly the C$/US$ and US$/Mexican Peso exchange rates) and inflationary pressures;
•	risks related to mining operations generally;
•	risks related to fluctuation of mineral prices and marketability;
•	the Company being subject to anti-corruption laws, human rights laws, and Mexican foreign investment and income tax laws;
•	the Company being subject to Canadian disclosure practices concerning its mineral resources which allow for more disclosure than is permitted for domestic U.S. reporting companies;
•	risks related to maintaining adequate internal control over financial reporting;
•	funding and property commitments that may result in dilution to the Company's shareholders;
•	the volatility of the price of the Company's Common Shares;
•	the uncertainty of maintaining a liquid trading market for the Company's Common Shares;
•	of the Company being a "passive foreign investment company" which may have adverse U.S. federal income tax consequences for U.S. shareholders;
•	the difficulty of U.S. litigants effecting service of process or enforcing any judgments against the Company, as the Company, its principals and assets are located outside of the United States;
•	all of the Company's assets being located outside of Canada;
•	risks related to the decrease of the market price of the Common Shares if the Company's shareholders sell substantial amounts of Common Shares;
•	risks related to dilution to existing shareholders if stock options are exercised;
•	risks related to dilution to existing shareholders if deferred share units, restricted share units or performance share units are converted into Common Shares of the Company;
•	the history of the Company with respect to not paying dividends and anticipation of not paying dividends in the foreseeable future; and,
•	the absence of a market through which the Company's securities, other than Common Shares, may be sold.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements and information.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this AIF under the heading "Risk Factors" and documents incorporated by reference herein.  The Company's forward-looking statements and information are based on the reasonable beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management's beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements and information.
Currency and Exchange Rates
All dollar amounts referred to in this AIF are expressed in United States dollars ("US$") except where indicated otherwise. The Company's accounts are based on a US$ functional currency and are reported in a US$ presentation currency. All references to "dollars" are "$" are to US$ except where indicated otherwise. All references to "pesos" are to Mexican pesos. The Company incurs expenditures primarily in US$, and to a lesser extent in Canadian dollars ("C$"), and pesos.

The following table sets forth the rate of exchange for the C$ expressed in US$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars:

Canadian dollars, as expressed in US dollars	Year Ended December 31
	2015	2014	2013
Rate at end of period	$0.7233	$0.8620	$0.9402
Average rate for period	$0.7821	$0.9054	$0.9710
High for period	$0.8511	$0.9422	$1.0164
Low for period	$0.7161	$0.8589	$0.9348

The noon rate of exchange on March 28, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7585.

The following table sets forth the rate of exchange for the Mexican Peso expressed in US$ in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the exchange rate published by Banco de Mexico in the Official Journal of the Federation to settle liabilities denominated in foreign currency payable in Mexico, for conversion of Mexican Pesos into United States dollars ("Official Closing Rate"):

Mexican pesos, as expressed in U.S. dollars	Year Ended December 31
	2015	2014	2013
Rate at end of period	$0.05767	$0.0679	$0.0765
Average rate for period	$0.06317	$0.0748	$0.0779
High for period	$0.06870	$0.0778	$0.0835
Low for period	$0.05755	$0.0676	$0.0744

The Official Closing Rate of exchange on March 28, 2016 as reported by the Banco de Mexico for the conversion of Mexican Pesos into United States dollars was $1.00 Pesos equals US$0.0571.
Metric Equivalents
For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Tons	Tonnes	0.907185
Troy Ounces/ton ("opt")	Grams/Tonne ("g/t")	34.2857

Financial Data in this AIF
Financial information reported in this AIF is in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Defined Terms
A glossary of certain terms used in this AIF is attached as Schedule "B".  Terms used and not defined in this AIF that are defined in National Instrument 51-102 - Continuous Disclosure Obligations shall bear that definition. Other definitions are set out in National Instrument 14-101 - Definitions.
Cautionary Statement Regarding Non-IFRS Measures
This AIF includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, including cash cost per ounce of silver. These terms and measures do not have a standardized meaning prescribed by IFRS.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-IFRS measures should be read in conjunction with the Company's financial statements.

CORPORATE STRUCTURE
MAG Silver Corp. was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.".  On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc."  On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business upon the completion of its qualifying transaction on the TSX Venture Exchange.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). Accordingly, on July 27, 2005, the Company transitioned under the Business Corporations Act (British Columbia) and adopted new articles and concurrently increased its authorized capital from 1,000,000,000 Common Shares to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.
The Company's head office is located at Suite 770, 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6. The Company's registered office is located at 2600 – 595 Burrard Street, Vancouver, British Columbia Canada, V7X 1L3.
Intercorporate Relationships
The Company is the registered owner of 99.99% of the issued Class I shares of Minera Los Lagartos, S.A. DE C. V. ("Lagartos"), a corporation incorporated under the laws of Mexico. The remaining 0.01% of the issued Class I shares of Lagartos are held by Dan MacInnis, a director of the Company. The Company effectively has 100% beneficial ownership of Lagartos. The registered and records office of Lagartos is located at Paseo de Los Tamarindos 60, Bosques de Las Lomas, 05120 Mexico, D.F., Mexico.
Lagartos is the registered owner of a 44% interest in Minera Juanicipio, S.A. DE C.V. ("Minera Juanicipio"), and Fresnillo plc ("Fresnillo"), a London Stock Exchange listed company that is controlled by Industrias Peñoles, S.A. DE C.V. ("Peñoles"), holds the remaining 56% interest in Minera Juanicipio.  In December 2007, Lagartos and Peñoles established Minera Juanicipio to hold and operate all mineral and surface rights related to the Juanicipio property located in Zacatecas State, Mexico (the "Juanicipio Project").  Minera Juanicipio is governed by a shareholders agreement dated October 10, 2005 (the "Shareholders Agreement"). Pursuant to the Shareholders Agreement each shareholder is to provide funding to Minera Juanicipio pro rata to its interest in Minera Juanicipio, with Fresnillo contributing 56% and MAG, through Lagartos, contributing 44% (the "Juanicipio Joint Venture"). See more detail at "Description of the Business – The Juanicipio Property" below.  The registered and records office of Minera Juanicipio is located at Moliere 222- 4th Floor, Los Morales-Palmas, C.P. 11540, México, D.F.
On October 18, 2010 the Company internally restructured its Mexican property holdings. Two new Mexican subsidiaries were created, Minera Pozo Seco S.A. de C.V. ("Minera Pozo Seco") and Minera Sierra Vieja S.A. de C.V., ("Sierra Vieja"), and properties with common attributes were grouped together in order to provide the Company with more flexibility in managing its properties.  The Cinco de Mayo Property was transferred to Minera Pozo Seco, and  Guigui and various other properties and property option interests held at the time were transferred to Sierra Vieja. The Company's 44% interest in Minera Juanicipio remains in Lagartos.  See Exhibit I below.

The Company, through various subsidiaries (as detailed in Exhibit 1 below), is the beneficial owner of 99.99% of the issued Class I shares of both Minera Pozo Seco and Sierra Vieja.  The remaining 0.01% of the issued Class I shares of each of Minera Pozo Seco and Sierra Vieja are held by Dan MacInnis, a director of the Company. The Company effectively has 100% beneficial ownership of both Minera Pozo Seco and Sierra Vieja. The registered and records office of each is located at Paseo de Los Tamarindos No. 60, 3rd floor, Colonia Bosques de Las Lomas, 05120 Mexico, Federal District, Mexico.
Exhibit 1: Corporate structure as at December 31, 2015

MAG Silver Corp.
0890887 B.C. Ltd. (Canada)
0891512 B.C. Ltd. (Canada)
99%(3)
Minera Los Lagartos S.A. de C.V. (Mexico)
0892249 B.C. Ltd. (Canada)
Dsub0890887 Cooperatief U.A. (Netherlands)
99%(2)
STPF B.V. (Netherlands)
99%(1)
44%(4)
Minera Sierra Vieja S.A. de C.V. (Mexico)
Minera Juanicipio, S.A. de C.V. (Mexico)
Minera Pozo Seco S.A. de C.V. (Mexico)
Guigui Mineral Asset
Juanicipio Project
Cinco De Mayo Mineral Asset

(1)
The Company is the registered owner of 99% of the issued Class I shares of Pozo Seco, a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Pozo Seco are held by Dan MacInnis, a director of the Company, on behalf of the Company.

(2)
The Company is the registered owner of 99% of the issued Class I shares of Sierra Vieja, a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Sierra Vieja are held by Dan MacInnis, a director of the Company, on behalf of the Company.

(3)
The Company is the registered owner of 99% of the issued Class I shares of Los Lagartos, , a corporation incorporated under the laws of Mexico. The remaining 1% of the issued Class I shares of Lagartos are held by Dan MacInnis, a director of the Company, on behalf of the Company.

(4)
Lagartos is the registered owner of a 44% interest in Minera Juanicipio a corporation incorporated under the laws of Mexico, which holds the joint ventured Juanicipio Project with Fresnillo, a London Stock Exchange listed company controlled by Peñoles, holds the remaining 56% interest in Minera Juanicipio.

The following table lists the subsidiaries of the Company and a company in which MAG holds a significant interest, together with the jurisdiction of incorporation and the direct or indirect percentage ownership by the Company of each such subsidiary:

Name	Percentage of Ownership	Jurisdiction of Organization
Minera Los Lagartos, S.A. DE C.V.	100%(1)	Mexican Republic
Minera Juanicipio, S.A. DE C.V.	44%(2)	Mexican Republic
0890887 B.C. Ltd.	100%(3)	Canada
0891512 B.C. Ltd.	100%(3)	Canada
0892249 B.C. Ltd.	100%(3)	Canada
DSUB0890887 Cooperatief U.A.	100%(4)	Netherlands
STPF B.V.	100%(5)	Netherlands
Minera Pozo Seco S.A. DE C.V.	100%(6)	Mexico
Minera Sierra Vieja S.A. DE C.V.	100%(6)	Mexico
Notes:
(1)	On October 9, 2005 the assets of Lexington Capital Group Inc., previously a subsidiary of the Company, were merged with Lagartos, so that all of the Company's interests in the Juanicipio claim were held by Lagartos.
(2)	44% interest is owned by Lagartos, which in turn is wholly owned by the Company.
(3)	0890887 B.C. Ltd., 0892249 B.C. Ltd., and 0891512 B.C. Ltd. were incorporated on September 21, 2010, September 28, 2010, and October 6, 2010, respectively and are wholly owned by the Company.
(4)	DSUB0890887 Cooperatief U.A. was incorporated on October 11, 2010 in the jurisdiction of the Netherlands, and is wholly owned by 0890887 B.C. Ltd. and 0892249 B.C. Ltd.
(5)	STPF B.V. was acquired by DSUB0890887 Cooperatief U.A. on October 12, 2010.

(6)	Minera Pozo Seco and Sierra Vieja were incorporated in Mexico on September 27, 2010.

GENERAL DEVELOPMENT OF THE BUSINESS
MAG is a company based in Vancouver, British Columbia, Canada focused on the acquisition, exploration and development of district scale projects located in the Mexican Silver Belt.  The Company's Common Shares trade on the Toronto Stock Exchange ("TSX") under the symbol MAG and on the NYSE MKT LLC (formerly NYSE.A) under the symbol MVG.  The Company is a "reporting issuer" in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.

The Company's two material properties at the date of this AIF are its 44% joint venture interest in the Juanicipio Project (where underground development is ongoing) and the 100% owned Cinco de Mayo Property (which hosts the Upper Manto Ag-Au-Zn-Pb resource and the Pegaso discovery). The Juanicipio Project is the most advanced and has been the most significant valuation factor for the Company. Although a formal production decision has not been made at Minera Juanicipio, on October 28, 2013, underground development commenced on the Juanicipio Project, and has been ongoing since along with exploration drilling on the property.  The Company's share of Juanicipio exploration and development costs are funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, costs are incurred directly by MAG related to direct project oversight of the ramp development, and of the field and drilling programs executed on the Juanicipio Project.  Exploration and drilling on Cinco de Mayo and on the Company's other properties is managed directly by MAG, through contracted service providers in Mexico (drilling companies, assay companies, etc.) as the Company has no direct employees in Mexico. All the work is overseen and supervised at industry market rates, by Cascabel and IMDEX, related companies to MAG (see "INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS" below).

Three Year History
Year Ended December 31, 2013
The Company's exploration and evaluation activity on its own 100% owned properties was minimal in the year ended December 31, 2013.  During the year there was significant industry volatility and a negative trend in the market prices for silver, gold and various base metals.  In addition, poor market conditions prevailed, making equity funding for exploration projects challenging. Given these prevailing market conditions and the desire to preserve cash for core projects, management determined that some of the Company's non-core assets should be abandoned and written off.  In the year ended December 31, 2013, the Lagartos Properties, specifically the "Lagartos NW," "Largartos SE" and "Lagartos V" claims were written off, along with the 100% owned Lorena and Nuevo Mundo claims and their respective concessions were either not renewed in the year or will not be renewed going forward.  The Mojina property was also considered impaired, and the option earn in agreement was terminated and its associated exploration and evaluation costs were written off.
During the year ended December 31, 2013, the Company entered into an option agreement with Canasil Resources Inc. ("Canasil") whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property located in Durango State, Mexico.  The Company paid C$150,000 upon signing the agreement, and to earn an initial 55% interest in the property, the Company is required to make additional cash payments to Canasil of C$600,000 over a period of four years, and complete C$5,500,000 in exploration expenditures over the same period, including a minimum committed first year work expenditure of C$1,000,000 and 3,000 metres of drilling.  Upon earning a 55% interest in the property, the Company may elect to earn a further 15% interest by producing either a feasibility study or spending an additional C$20,000,000 over a further four year period. A portion of the property is subject to a 2% NSR royalty, half of which may be purchased from the holder for $1,000,000.
Although Mr. Dan MacInnis remains as an integral member of the board of directors, Mr. MacInnis announced his retirement as President and CEO of the Company, effective October 14, 2013.  Mr. George Paspalas, who has held senior management positions at Silver Standard, Placer Dome, and more recently, as CEO of Aurizon Mines Ltd., was appointed as the successor on October 15, 2013.  Mr. Paspalas brings a wealth of technical, operating and capital market experience to the Company, as it transitions itself to the next level of project development.
Juanicipio Project
In the prior year, in June 2012, the Company announced the results of an updated Preliminary Economic Assessment undertaken by AMC Mining Consultants (Canada) Ltd. ("AMC") and a NI 43-101 technical report, entitled "Technical Report for Minera Juanicipio S.A. de C.V." documenting the economic assessment, was filed on SEDAR on July 16, 2012 ("UPEA"). The UPEA was expected to provide an important catalyst for Minera Juanicipio and formed the basis for the start of the underground development in 2013.  The UPEA has since been superseded and replaced by the Juanicipio Technical Report in respect of the Juanicipio Project dated June 12, 2014 (see below).

Minera Juanicipio began the development permitting process in the fall of 2012 with the expectation of commencing the underground decline development in the first half of 2013.  However, due to development permitting delays resulting from a Mexican government changeover, the start of the decline development was unavoidably delayed.  On October 28, 2013, Minera Juanicipio commenced the underground development at the Juanicipio Project.  The initiation of underground work followed a year of engineering, hydrological and environmental studies in support of required permits. With the portal area preparation complete, a continuous miner started excavating the uppermost part of the access decline ramp.
The development program is being managed by Fresnillo as operators of the Joint Venture.  See "Risks Related to the Development of the Juanicipio Project" below.
Infill drilling - Valdecañas Vein
The Minera Juanicipio development budget proposed infill drilling on a maximum of 75 metre centres along the Valdecañas Vein, designed to convert inferred mineral resources to indicated mineral resources.  To December 31, 2013, a total 40 infill holes had been completed by Minera Juanicipio, with 6 holes left in the infill drill program to be completed in 2014. The results were as expected showing the typical metal zoning of Fresnillo-style veins in the district.
2013 Exploration Program
The 2013 exploration budget for Minera Juanicipio included 13,033 metres of drilling to explore for additional veins and to delineate the high grade ore shoot emerging on the Juanicipio Vein.  However, permitting for some of the areas where exploration drilling was planned took longer than expected and the majority of drilling in 2013 was ultimately concentrated on infill drilling on the Valdecañas Vein (see above).  Infill drilling designed to convert inferred mineral resources to indicated mineral resources, is part of the development budget , and is excluded from the 2013 exploration budget.
Cinco de Mayo Property
In 2013, no drilling or active exploration was undertaken on the Company's 100% owned Cinco de Mayo Project, as the Company attempted to regain surface access permission to the property from the local Ejido Benito Juarez (the "EBJ") on the portion of the claims which hosts the Upper Manto resource and the Pegaso discovery. As of 2012, exploration drilling permits in Mexico require a "Soil Use Change Permit," reflecting conversion of land from agricultural to industrial use. Surface access permission is required in order to apply for a Soil Use Change Permit. The Company had a long-standing and productive working relationship with the local EBJ, and had previously purchased 41 specific surface rights relating to relevant areas of the Cinco de Mayo project area for $660,000 from certain EBJ members. This purchase was ratified by an official Assembly of the EBJ and registered and ratified by the Federal Agrarian Authority. In 2012, the Company was awaiting formal title transfer of the surface rights, when certain members of the EBJ challenged the purchase claiming the 41 rights purchased represented a 41/421 undivided interest in the EBJ owned surface rights, rather than rights to exclusive areas of the property. Then on November 17, 2012, at what the Company maintains was an illegally constituted Assembly, the EBJ voted to order MAG to vacate the surface of its Cinco de Mayo Property (the mineral concession rights were and are not affected).

During the year ended December 31, 2013, the principal focus of work was efforts to regain surface access permissions on the portion of the claims which hosts the Upper Manto resource and the Pegaso discovery, and included meetings with Chihuahua State, Municipal, and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico. The process was protracted due to a political transition period as a new party and Presidency assumed operation of the Mexican government in December 2012, coupled with Municipal elections held in July 2013.
Various EBJ members legally challenged the November 2012 Assembly meeting, on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  A court hearing was held on February 6, 2013 in Chihuahua where the ejiditarios calling for the meeting to be declared illegal presented their evidence.  The opponents who had organized the illegal meeting failed to appear in court on time and their testimony was dismissed by the judge.  The judge ordered the EBJ administration to provide original documents for the meeting, which they failed to provide, so the judge declared their participation ended.  As a result of back log of rulings, the judge's formal ruling had still not been rendered as at year end, but was issued in February 2014 (see "Year Ended December 31, 2014" below).
Year Ended December 31, 2014
On July 16, 2014, the Company closed a bought deal public financing and issued 7,712,000 common shares, including 392,000 commons shares issued on partial exercise of the over-allotment option, at C$10.25 per share, for gross proceeds of $73,376,306 (C$79,048,000).  On August 18, 2014, the underwriters exercised the balance of the over-allotment option in full and issued an additional 706,000 shares at C$10.25 for additional gross proceeds of $6,640,819 (C$7,236,500) bringing total gross proceeds to $80,017,125 (C$86,284,500). As outlined in the offering documents, the majority of the funds raised were designated for the Juanicipio Project, with the balance for working capital and general corporate purposes.  As at December 31, 2014, the Company had working capital of $87,033,742 including cash of $86,280,385.

Operational highlights of 2014 include the following summary.
Juanicipio Project
For the year ended December 31, 2014, the Company's total combined expenditures on the Juanicipio Project amounted to $4,738,177, and included $4,378,000 for its 44% share of cash advances, and a further $360,177 expended directly by the Company on project oversight and on an updated independent resource estimate.

On May 27, 2014 the Company announced an updated independent Mineral Resource estimate for the Juanicipio Project completed by Roscoe Postle Associates Inc. ("RPA").  The updated estimate reflects the results of 40 infill holes drilled in 2012 and 2013, and is based on drill results available as of December 31, 2013.  The new estimate demonstrates a conversion of previously classified Inferred Resources into the Indicated category and reports a deep lower grade resource separately.  An amended and restated NI 43-101 technical report documenting the updated Mineral Resource estimate and including enhanced cautionary language was filed on SEDAR on July 3, 2014 (the "Juanicipio Technical Report") – see "Mineral Projects" section below.

As part of the Juanicipio Technical Report, RPA reviewed the 2012 UPEA carried out by AMC Mining Consultants (Canada) Ltd. and believed that it remains a reasonable representation of the property's economic potential.  The results of the 2012 UPEA are included in the Juanicipio Technical Report.

The economic analysis in the Juanicipio Technical Report is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that a preliminary economic assessment will be realized.

The underground work to the end of 2014 included mine permitting, surface preparation, the commencement of the first 2,500 metres of underground decline development, and  infill drilling on the Valdecañas Vein.  The majority of the infill drilling was completed in 2013, with the results to December 31, 2013 included in the updated Mineral Resource estimate above.  In 2014, the initial ramp decline was advanced primarily utilizing a continuous miner until March 2014, when the contractor hired by Fresnillo to construct the ramp decline on behalf of Minera Juanicipio, received its full explosives permit from the Mexican Ministry of Defense.  The development of the ramp decline then advanced from March to December, 2014, with conventional drill and blast cycles as well as with the continuous miner, depending on ground conditions. The continuous miner was retired in mid-December, 2014 and the ramp subsequently advancing exclusively with drilling and blasting. Late in 2014, based on actual conditions and geotechnical drill holes, it appeared that the near-surface zone of variable rock quality had been passed and that the expected better rock quality zone had been reached.

Cinco de Mayo Property
No drilling was undertaken on the Cinco de Mayo property in 2014,as the Company continued its efforts to obtain a renewed surface access agreement with the local EBJ on the portion of the claims which hosts the Upper Manto resource and the Pegaso discovery.  As noted above, the Company was asked to vacate the property in November 2012 at what the Company maintains was an illegally constituted EBJ Assembly. Various EBJ members had legally challenged the Assembly meeting on the grounds that proper notice was not given, key signatures required to properly call the meeting were fraudulent, and that the vote taken at the meeting was fraught with irregularities, including a significant number of votes being cast by unverified proxies.  MAG had expected that the Assembly and the resolutions passed would be nullified by the Fifth Unified Agrarian Tribunal ("the Tribunal"), but the Company was notified during the first quarter of 2014 that the Tribunal had rejected the EBJ challenge.  The ruling was made on narrow technical grounds and did not speak to the merits of the actions of the Assembly.  The Tribunal did note that a new vote of a majority of EBJ members could revoke the actions of the challenged Assembly at any time.  The Company has been advised that an appeal of the ruling, based on failure of the Tribunal to consider broader requirements of the Agrarian Law, was promptly filed with the Mexican Supreme Court by the same EBJ members.  It was expected that the appeal would have been considered by Courts thereafter, but to date it has not, nor has a date for a hearing been set.  The Company has no input or involvement in the appeal process, as it is the EBJ members who have filed the appeal.
In the year ended December 31, 2014, the principal focus of work on the Cinco de Mayo Property continued to be efforts to regain surface access permissions on the portion of the claims which hosts the Upper Manto resource and the Pegaso discovery, and included meetings with Chihuahua State, Municipal, and Mexican Federal authorities and Community Public Relations and legal advisors in Mexico.

Year Ended December 31, 2015
At December 31, 2015, the Company had working capital of $75,223,126, including cash of $75,423,681.
Operational highlights of 2015 include the following summary.
Juanicipio Project - Development
Underground development continued on the Juanicipio Project through 2015 in accordance with the recommendations made in the Juanicipio Technical Report.  According to the timeline within that report, the first 33 months of development focuses primarily on the ramp decline. In 2015, the decline development reached consistently better rock quality, and the ramp development advance rate began to exceed the levels envisioned in the Juanicipio Technical Report (115 metres per month) with the cumulative ramp having advanced to the 2,170 metre mark at December 31, 2015. In addition to the ramp advance, two ventilation raises have been bored and brought into service, the mechanical shop and multi-use buildings have been completed, electrical lines and substations have been installed and road-widening is substantially complete, with culverts in all major drainages.

Juanicipio Project - Exploration
Exploration results from drilling in the first quarter of 2015 on the Valdecañas Vein were reported by the Company by press release dated April 23, 2015.  Four new exploration step-out holes (P1-P4: see "Subsequent Drilling" in "Mineral Projects, Juanicipio Project" below)  were targeted approximately 100 metres below the existing "Deep Zone" Indicated and Inferred Resources reported in Juanicipio Technical Report. The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property.  This new zone appears to be the extension of the southwest dipping West Valdecañas Vein and it remains open to depth along its entire strike length to the Joint Venture boundary.  The possibility of a similar deep continuation of the East Valdecañas Vein remains untested and open.
These intercepts widen progressively from 11.69 up to 32.09 metres (true widths) towards the east in the central portion of the property, extending the widening Deep Zone to depth. The intercepts also show amounts of calc-silicate (skarn) alteration in and around the veins and the first significant copper ("Cu") values (0.2-0.8% Cu) for the entire area, both of which are indicators of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.  The appearance of copper and strong skarn alteration in this area, combined with the later cross-cutting silver-gold rich veining, suggests that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone along the entire Valdecañas vein system.

Upon reviewing the drill results of the four new deep exploration holes at a Minera Juanicipio Technical Committee meeting, Fresnillo and MAG jointly agreed to an additional 10,000 metre $1.5 million (MAG's 44% share is $0.7 million) 2015 and 2016 drill program to further delineate the extent of the new deep zone.  In addition to this, a portion of the budget designated for surface exploration drill holes that were pending permitting in the third quarter of 2015, was reallocated to underground drilling beneath the East Vein.  A drill station was carved out along the decline at approximately 2,000m down ramp.  Surface and underground drilling commenced in November 2015 and continued through year end into 2016.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property
No active exploration was undertaken on the Cinco de Mayo Property in 2015, as the Company continued its efforts to obtain a renewed surface agreement with the local EBJ on the portion of the claims which hosts the Upper Manto resource and the Pegaso discovery. Although the Company believes that the process will be successful, the overall timeline to a resolution is not determinable. There are no contractual or statutory time limits on obtaining surface access rights under the relevant permits required for continued exploration. The Company remains willing to work with the EBJ and the greater community to define a comprehensive Corporate Social Responsibility Program ("CSR") to coincide with future exploration activity.  MAG's objective is to ensure the EBJ and the greater community benefit from the expected successes and growth at Cinco de Mayo.
Current Fiscal Year (Subsequent to December 31, 2015)
On March 1, 2016, the Company closed a bought deal public offering and issued 8,905,000 common shares at $7.30 per share for gross proceeds of $65,006,500, and on March 4, 2016, the Company closed the associated over-allotment option fully exercised by the underwriters, and issued a further 1,335,750 common shares at a price of $7.30 for additional gross proceeds of $9,750,975.

Given the progress to date on the Juanicipio Project (see below), and the Company's cash on hand ($75.4 million as at December 31, 2015), the Company believes that it will have enough cash after giving effect to this offering (estimated net proceeds of $70.5 million), to fully fund its 44% share of cash calls for the Juanicipio mine development as envisioned in the Juanicipio Technical Report. However, should the scale and scope of the development change, or should the capital required to complete the development exceed the amount envisioned in the Juanicipio Technical Report, the Company's cash resources may not be sufficient to fund its 44% share of the project development. Accordingly the Company may need to raise significant additional capital in the future under such circumstances, and future liquidity may therefore depend upon the Company's ability to arrange debt or additional equity financings.

Operational highlights subsequent to December 31, 2015 include the following summary.

Juanicipio Project
MAG and Fresnillo continue to progress the Juanicipio Project in accordance with the recommendations of the Juanicipio Technical Report. Along with some detailed engineering work, the ramp advancement and the associated underground infrastructure continues to be the primary development activity ongoing at Juanicipio.  The cumulative ramp advance has now surpassed 2,600 metres, of the 3500 metres needed to reach the footwall of the Valdecañas Vein and begin stope access and development. At current advance rates, the Company anticipates reaching the Valdecañas footwall in early 2017.  Although Minera Juanicipio has not formally made a "production decision," Fresnillo, the project operator, has publically reported that it expects that Juanicipio will be in production by approximately 2018, and has recently indicated that plant construction would commence in the fourth quarter of 2016. Although the Company believes this timeline laid out by the project operator is reasonable in the context of the Juanicipio Technical Report, the actual schedule to production is still under review by Minera Juanicipio, and there are no assurances that a formal development and construction decision will be made and that mine development and production will be achieved in accordance with the Juanicipio Technical Report.
In addition to the Juanicipio underground development, exploration activity continues by Minera Juanicipio.  The 10,000 metre, US$1.5 million (MAG's 44% share is US$0.66 million) drill program and the underground drilling reallocated from the general exploration budget, both approved in 2015 to further delineate the extent of the new deep zone, was ongoing into 2016 with three drill rigs on surface and one drilling from underground.  At this time, all assays are pending.

Cinco de Mayo Property
The Company continues its efforts to obtain a renewed surface agreement with the local EBJ on the portion of the claims which hosts the Upper Manto resource and the Pegaso discovery.  Until such time that surface access is renewed and a Soil Use Change permit obtained, no active exploration will be undertaken on those portions of the Cinco de Mayo Property. The Cinco de Mayo concession package extends beyond the Upper Manto and Pegaso Zones into areas where the surface rights are not held by the EBJ, including areas of some prior drilling success.  Although these areas remain of interest, the Company has no current plans to conduct surface-based exploration in these areas.

For more information on the Company's progress and intentions for its material properties please refer to the "Mineral Projects" section below.

DESCRIPTION OF THE BUSINESS
General
The Company is in the mineral acquisition, exploration and development business. The Company is in the exploration and development stage and there is no assurance that a commercially viable mineral deposit exists on any of its properties. In the case of the Company's primary asset, the Juanicipio Project, Minera Juanicipio has not completed a pre-feasibility study or feasibility study on the project, and accordingly, there is no estimate of mineral reserves. Rather, the decision to devlelop the Juanicipio Project has been based upon a preliminary economic assessment of the project, which is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the economic results presented in a preliminary economic assessment will be realized (see "Risks Relating to the Development of the Juanicipio Project" below).

Principal Markets
The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting "foreign issuer" in the United States of America.
The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (formerly CDNX) on April 19, 2000 under the symbol "MGA".  Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".  On July 9, 2007, the Company's Common Shares were listed on the American Stock Exchange (now the NYSE MKT LLC) under the symbol "MVG".  On October 5, 2007, the Company delisted from the TSX Venture Exchange concurrent with its listing on the TSX, with the Company's Common Shares continuing to trade under the symbol "MAG".
Adjacent Property Disclosure
The staff of the United States Securities and Exchange Commission (the "SEC") take the position that mining and mineral exploration companies, in their filings with the SEC, should describe only those mineral deposits that the companies themselves can economically and legally extract or produce.  This AIF contains information regarding adjacent properties on which we have no right to explore or mine, and is considered by management to be of material importance to the Company and its land holdings in the area.  Investors are cautioned that mineral deposits on adjacent properties do not necessarily indicate and certainly do not prove the existence, nature or extent of mineral deposits on our properties.
Cautionary Note to Investors Concerning Estimates of Mineral Resources
This AIF uses the terms "Indicated Mineral Resources" and "Inferred Mineral Resources". MAG advises investors that although these terms comply with Canadian reporting standards under NI 43-101, the SEC does not recognize these terms and U.S. companies are generally not permitted to disclose resources in documents that they file with the SEC. Furthermore, disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute "reserves" by SEC standards only as in place tonnage and grade without reference to unit measures.
Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resources will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them to enable them to be categorized as mineral resources and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Economic Assessment as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically or legally mineable indicated and inferred mineral resources that are not mineral resources do not have demonstrated economic viability.

Technical Information
Unless otherwise indicated, scientific or technical information in this AIF is based on information prepared by employees of MAG or its joint venture partners, as applicable, under the supervision of, or that has been reviewed and approved by, Dr. Peter Megaw, Ph.D., C.P.G., who is a "Qualified Person" as defined in NI 43-101. A "Qualified Person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.
Passive Foreign Investment Company
The Company believes it is a Passive Foreign Investment Company ("PFIC"), as that term is defined in Section 1297 of the Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's Common Shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's Common Shares are encouraged to consult their own tax advisers.
Employees
The Company's business is administered from its head office in Vancouver, British Columbia, Canada.  As of December 31, 2015, the Company had nine full time employees (excluding directors), and no part time employees.
Specialized Skill and Knowledge
Many aspects of MAG's business require specialized skill and knowledge. Such skills and knowledge include the areas of geology, engineering, accounting and mine planning. MAG has found that it has been able to locate and retain such employees when needed.
Competitive Conditions
Competition in the mineral exploration and production industry is intense. The Company competes with a number of large, established mining companies with greater financial resources and technical facilities, for the acquisition and development of mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants and the equipment required to continue the Company's exploration activities.
Economic Dependence
The Juanicipio Project, in which the Company owns a 44% joint venture interest, is considered one of the two material properties of the Company, and of all of the Company's properties, the Juanicipio Project is the most advanced and has been the most important valuation factor for the Company.  The Company's interest in the Juanicipio Project is held through its indirect 44% ownership of Minera Juanicipio, and is governed by the terms of the Shareholders Agreement with Fresnillo which holds the other 56% interest.  As a minority stakeholder in the Project, the Company is subject to various risks (see "Risks Related to Minority Interest Investment in the Juanicipio Project" below).

Please consult the Company's public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.
CARRYING ON BUSINESS IN MEXICO
The Company's current property interests are all located in Mexico.  A summary of the regulatory regime material to the business and affairs of the Company is provided below.
Mining Regulations
The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation).  Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the 2006 amendments to the Mexican Mining Law.  Likewise, due to such amendments, the holders of mining concessions for exploration were automatically authorized to carry out not only exploration work, but also exploitation works.
Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of mining duties which are assessed and levied on a semi-annual basis.  Such concessions may be transferred or assigned by their holders, but such transfers or assignments must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.
Although the Law of Foreign Investment provides that mineral concessions may also be obtained by foreign citizens or foreign corporations, the Mexican Mining Law provides that such concessions may only be granted to Mexican citizens or Mexican corporations.  Thus, foreign citizens or corporations may only obtain mineral concessions through the establishment of a subsidiary in Mexico.  Foreign investment in Mexican companies must comply with certain requirements set forth in the Law of Foreign Investment.
The Mexican Mining Law does not require payment of finder's fees or royalties to the Government, except for: i) a mining royalty fee of 7.5% and the 0.5% extraordinary governmental fee on precious metals, (see below "Income Tax Regime Effective January 1, 2014); and ii) a discovery premium or economic consideration in connection with claims or allotments contracted directly from the Mexican Geological Service that have been awarded pursuant to a public bid process.  None of the property interests held by Lagartos, Minera Pozo Seco or Sierra Vieja are under such fee regimes at the present time.  However, holders of mining concessions are required to pay mining concession fees which are assessed and levied on a semi-annual basis, and that increase over time the longer the concessions are held.
Foreign Investment Regulation
Foreign investment regulation in Mexico is primarily governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted.  Companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy, and file certain reports and notices, including an annual report with respect to the operations carried out during the preceding fiscal year which is necessary in order to renew their certificate of recordation with such Registry.

Environmental Regulations
Mexico has federal, state and municipal laws and regulations relating to the protection of the environment and natural resources ("Environmental Laws"), including laws and regulations concerning water pollution, air pollution, noise pollution, hazardous substances and forest protection.  The main federal Environmental Law in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the "General Law of Ecological Balance and Environmental Protection" or the "General Law"), pursuant to which general environmental rules and policies have been promulgated addressing air pollution, hazardous substances and environmental impact among various others.
Another federal law particularly relevant for the mining sector is the Ley General para la Gestión Integral de los Residuos (the "General Law for Integrated Waste Management") and its regulations the Reglamento de la Ley General para la Prevención y Gestión Integral de los Residuos (the "Regulations to the General Law for Integrated Waste Prevention and Management"), which regulate the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes, and assign liability for ownership and possession of contaminated sites and for contaminating activities.   The Ley General de Desarrollo Forestal Sustentable and its regulations (the "Forestry Protection Laws") are also relevant, as they address reforestation obligations and compensation measures on projects which may have a deforestation impact, which may include mining projects.
On June 7, 2013, the Ley Federal de Responsabilidad Ambiental (Federal Law of Environmental Liability) was enacted, under which any person or entity that directly or indirectly (for action or omission) causes damage to the environment, will be held liable and obliged to: i) repair the damage, or in the event that such repair is not possible; ii) pay compensatory damages, subject to a corresponding judicial, administrative or criminal proceeding.
Applicable Environmental Laws contemplate the creation and regulation of Natural Protected Areas (Areas Naturales Protegidas) which along with Ecological Ordinance Programs (Programas de Ordenamiento Ecológico) constitute two of the main instruments that will regulate the use of land in the areas within their jurisdiction, including restrictions on certain activities and sectors, such as the mining sector.
In addition, there are a series of "Mexican Official Norms" which are technical standards issued by competent regulatory authorities, pursuant to the Ley General de Metrología y Normalización and to other laws that include the aforementioned Environmental Laws, which establish standards relating to air emissions, waste water discharges, the generation, handling and disposal of hazardous wastes (including specific Mexican Official Norms for the handling of mining tailings, which are considered  mining hazardous wastes) and noise control, among others. There are Mexican Official Norms regarding soil contamination (mainly with total petroleum hydrocarbons and heavy metals) and waste management (the "Ecological Standards"). Of particular importance to the mining sector are Mexican Official Norms NOM-120-SEMARNAT-2011 regulating environmental protection of mining activities in certain zones, and NOM-141-SEMARNAT-2003 which addresses certain aspects of tailings (jales de minería) from mining activities, among other Ecological Standards applicable to mining activities.

The Secretaría de Medio Ambiente y Recursos Naturales (the "Ministry of the Environment and Natural Resources" or "SEMARNAT", for its initials in Spanish) is the federal agency in charge of establishing and overseeing environmental regulation at the federal level, including the General Law and federal statutes and the Environmental Laws, as well as the Ecological Standards.  On enforcement matters the SEMARNAT acts mainly through the "Procuraduría Federal de Protección al Ambiente" (the "Federal Bureau of Environmental Protection" or "PROFEPA", for its initials in Spanish) and in certain cases through other governmental entities under its control, such as the Comisión Nacional del Agua (or National Water Commission).
Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licenses and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application and the fulfillment of the necessary requirements by a concession holder. Additionally, periodic reporting of hazardous wastes and federal air emissions and federal waste water discharges to Federal authorities is required under the Environmental Laws.   To the best of the Company's knowledge, all of the Company's property interests are currently in compliance with the Environmental Laws.
In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget. Until such time as the Company conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Company's programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.
Currency
The official monetary unit of Mexico is the Mexican peso. The currency exchange rate freely floats and the country has no currency exchange restrictions.  Nevertheless, following the devaluation of the Mexican peso in December, 1994, uncertainties continue with respect to the financial situation of Mexico.  See "Description of the Business - Risk Factors", specifically those risk factors dealing with currency fluctuation and inflation.
The following table presents a five-year history of the average annual exchange rates to convert one United States dollar into Mexican pesos, calculated by using the average of the exchange rates on the last day of each month during the given year.

Year	Average Exchange Rate (Mxn peso/US$)
2015	15.8299
2014	13.3609
2013	12.8411
2012	13.1657
2011	12.4804

Value Added Tax ("VAT") also known as "IVA"
In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of goods and services at a rate of 16% percent.  Exports and other specified items may be subject to a 0% rate.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.  The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider.  Collections of these receivables from the Government of Mexico often take months and sometimes years to recover.

Income Tax Regime Effective January 1, 2014
The Mexican Senate approved Tax Reform changes in Mexico that became effective January 1, 2014, that in part, adversely affect operating mining companies in Mexico. The changes affecting the Mexican mining industry include: the elimination of a planned reduction in the corporate tax rate from 30% to 28% by 2015 (corporate tax rate will remain 30% indefinitely); a mining royalty fee of 7.5% on income before tax, depreciation, and interest; an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues; and, changes affecting the timing of various expense deductions for tax purposes.  Once Minera Juanicipio or any of the Company's other properties are in production, it will be subjected to this tax regime. Industry lobbying and various challenges are expected over the next several years, and possible tax planning opportunities may exist to reduce the impact of the tax changes. Managements' assessment of the tax reform changes is that they will not have an impact on the viability of the Juanicipio Project.
Under the new tax regime, mining concession holders that fail to develop mining works in accordance with the Mining Law, during a consecutive two year period within the first eleven years of the term of the concession, will pay on a semi-annual basis an additional mining fee equivalent to 50% to the maximum current mining duty. If the failure to carry out works remains unchanged, starting on the twelfth year, the additional fee will be doubled.
An additional component of the Mexican tax reform also includes a 10% dividend tax, to be withheld on all dividends paid to foreign residents of Mexico. With the existing Canadian-Mexico tax treaties, this dividend tax rate will be reduced to 5%.  Prior to the tax reform, there was no dividend withholding tax on dividends paid from Mexico to Canadian corporations out of tax paid earnings.
Other general tax amendments are referred to in the "Mexican Foreign Investment and Income Tax Laws apply to the Company" Section.
RISK FACTORS
The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly, along with a possible significant decline in the value and/or share price of the Company's publicly traded stock.
The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company's securities.

Risks Relating to the Company's Business Operations
Mineral exploration and development is a highly speculative business and most exploration projects do not result in the discovery of commercially mineable deposits.
Exploration for minerals is a highly speculative venture necessarily involving substantial risk. The expenditures made by the Company described herein may not result in discoveries of commercial quantities of minerals. The failure to find an economic mineral deposit on any of the Company's exploration concessions will have a negative effect on the Company.
None of the properties in which the Company has an interest has any mineral reserves.
Currently, there are no mineral reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest.  Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered mineral reserves. The resource estimates contained in the Company's technical reports are indicated and inferred resource estimates only and no assurance can be given that any particular level of recovery of silver or other minerals from mineralized material will in fact be realized or that an identified mineralized deposit will ever qualify as a commercially mineable (or viable) reserve. In particular, inferred mineral resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Further, the economic assessment contained in the Juanicipio Technical Report is preliminary in nature, and actual capital costs, operating costs, production, economic returns and other estimates contained in studies or estimates prepared by or for the Company may differ from those described therein and herein, and there can be no assurance that actual costs will not be higher than anticipated. Substantial additional work, including mine design and mining schedules, metallurgical flow sheets and process plant designs, would be required in order to determine if any economic deposits exist on the Company's properties. Substantial expenditures would be required to establish mineral reserves through drilling and metallurgical and other testing techniques. The costs, timing and complexities of upgrading the mineralized material  to proven or probable reserves may be greater than the value of the Company's reserves on a mineral property and may require the Company to write-off the costs capitalized for that property in its financial statements. The Company cannot provide any assurance that future feasibility studies will establish mineral reserves at its properties. The failure to establish mineral reserves could restrict the Company's ability to successfully implement its strategies for long-term growth.
Most exploration projects do not result in commercially mineable deposits.
The Company's property interests are primarily at the exploration stage. None of the Company's properties have known commercial quantities of minerals.  Development of mineral properties involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The commercial viability of a mineral deposit is dependent upon a number of factors which are beyond the Company's control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection. Fluctuations in the market prices of minerals may render resources and deposits containing relatively lower grades of mineralization uneconomic. Further exploration or delineation will be required before a final evaluation as to the economic and legal feasibility of any of the Company's properties is determined.  Even if the Company completes its exploration programs and is successful in identifying mineral deposits, it will have to spend substantial funds on further drilling and engineering studies before it will know if it has a commercially viable mineral deposit or reserve.  Most exploration projects do not result in the discovery of commercially mineable deposits of ores.

Estimates of reserves and resources, mineral deposits and production costs can be affected by such factors as environmental permit regulations and requirements, indigenous communities' rights, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. As a result, there is a risk such estimates are inaccurate.  For example, the Juanicipio Technical Report includes a resource estimate prepared by RPA in accordance with NI 43-101.  The grade of precious and base metals ultimately discovered may differ from the indicated drilling results. If the grade of the resource was lower, there would be a negative impact on the economics of the Juanicipio Project. There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The probability of an individual prospect ever having reserves is extremely remote. If a property does not contain any reserves, any funds spent on exploration of that property will be lost. The failure of the Company to find an economic mineral deposit on any of its exploration concessions will have a negative effect on the Company.
Estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise.
The mineral resource figures referred to in the Juanicipio Technical Report, this AIF and the documents incorporated herein by reference have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, any mineral resources must be considered as estimates only. Fresnillo prepares its own internal resources estimates annually in respect of the Juanicipio Project and such estimates may be materially different than those relied upon by the Company.  Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Estimates can be imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious and base metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. The grade of the reported mineral resource estimates are uncertain in nature and it is uncertain whether further technical studies will result in an upgrade to them. Further drilling on the mineralized zones is required to complement the current bulk sample and add confidence in the continuity of mineralized zones in comparison to the current block model. Any material change in the quantity of mineralization, grade or ore to waste ratio or extended declines in market prices for silver and precious metals may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.
Rights to use the surface of the Company's mineral properties are not guaranteed.
The majority of the Company's mineral properties are located in remote and relatively uninhabited areas.  Some properties, like the Juanicipio Project, are near towns and other habitations, but there are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  However, there are potential overlapping surface usage issues in some areas. Some surface rights are owned by local communities or "Ejidos" and some surface rights are owned by private ranching or residential interests. The Company will be required to negotiate the acquisition of surface rights in those areas where it may wish to develop mining operations.  In some areas the Company has been required or is in the process of negotiating compensation for surface rights holders in order to secure right of access. In some areas, surface right compensation has been negotiated and is awaiting formal government expropriation in its favour. The Company's interest in a property or project could be adversely affected by an inability to obtain surface access permissions, or by challenges, regardless of merit, to existing surface access agreements.

In the case of the Cinco de Mayo Property some members of the local EBJ are aligned against the Company having access to the surface rights, and the Company was asked to vacate the property in November of 2012 at what the Company believes was an illegally constituted EBJ Assembly. A subsequent legal challenge to the legality of the Assembly was rejected and an appeal has been filed. Although the Company is currently undertaking efforts to regain surface access to the Cinco de Mayo Property, there is no assurance that a surface access agreement with the EBJ will be attained, in which case the Company's interest in the property may be permanently impaired.
There is no guarantee that licenses and permits required by the Company or Minera Juanicipio to conduct business will be obtained, which may result in an impairment or loss in the Company's mineral properties.
The Company's current and anticipated future operations, including further exploration, development activities and commencement of production on the Company's properties, require permits from various national, provincial, territorial and local governmental authorities.  The Company may not be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. In addition, the grant of required licenses and permits may be delayed for reasons outside the Company's control. For example, the Company has been prevented from obtaining the Soil Use Change Permit required for the Cinco de Mayo Property due to the opposition from certain members of the local EBJ described above. In addition, development permitting delays resulting from a Mexican government changeover delayed the start of the decline development at the Juanicipio Project. Failure to obtain such licenses and permits on a timely basis, or failure to comply with the terms of any such licenses and permits that the Company does obtain, may adversely affect the Company's business as the Company would be unable to legally conduct its intended exploration, development or mining work, which may result in increased costs, delay in activities or the Company losing its interest in its mineral properties.
The properties in which the Company has an interest are in Mexico.
The Company's operations are currently conducted in a foreign jurisdiction, Mexico, and, as such, the Company's operations are exposed to various levels of political, economic and other such risks and uncertainties as extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.  In addition, there have recently been reports of increased political unrest, police and military enforcement action against drug cartels and a corresponding increase in violent crime in Mexico.

In the past, Mexico has been subject to political instability, changes and uncertainties, which may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Mexico's status as a developing country may make it more difficult for the Company to obtain any required financing for its projects.
Any changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability in Mexico are beyond the control of the Company and its joint venture partner, Fresnillo, and may adversely affect the Company's business, including its interest in the Juanicipio Project.
Economic and political instability may affect the Company's business.
The volatile global economic environment has created market uncertainty and volatility in recent years.  From mid-calendar 2008 until early 2009 there was a negative trend with regard to the market for metal commodities and related products as a result of global economic uncertainty, reduced confidence in financial markets, bank failures and credit availability concerns. Similar instability in the market for metal commodities has been experienced since April 2013, and continues today. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company's market capitalization has been significantly reduced in periods of market instabilities.  Many industries, including the mining industry, are impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to economic shocks. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's growth and profitability. Future economic shocks may be precipitated by a number of causes, including the ongoing European debt situation, a continued rise in the price of oil and other commodities, the volatility of metal prices, geopolitical instability, terrorism, the devaluation and volatility of global stock markets and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.
There are no assurances with respect to the relative strength and stability of future metal markets.  Although the Company remains financially strong, its liquidity and long term ability to raise the capital required to execute its business plans may be affected by market volatilities.
The Company's future profitability and the viability of development depends in part upon the world market price of silver, and other metals such as gold, lead and zinc. Prices fluctuate widely and are affected by numerous factors beyond the Company's control. The price of silver is influenced by factors including industrial and retail supply and demand, exchange rates, inflation rates, changes in global economies, confidence in the global monetary system, forward sales of silver and other metals by producers and speculators as well as other global or regional political, social or economic events. The supply of silver and other metals consists of a combination of new mine production and existing stocks held by governments, producers, speculators and consumers, which could increase due to improved mining and production methods.
Prices and availability of commodities consumed or used in connection with exploration and development and mining, such as natural gas, diesel, oil and electricity, also fluctuate, and these fluctuations affect the costs of production at various operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a material adverse impact on the Company's operating costs or the timing and costs of various projects.

The Company assesses on a quarterly basis the carrying values of its mineral properties.  Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company's mineral properties may be required.
Community relations may affect the Company's business, including its interest in the Juanicipio Project.
Maintaining a positive relationship with the communities in which we operate, including with respect to the Juanicipio Project and the Cinco de Mayo Property, is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. As a business in the mining industry, we may come under pressure in the jurisdictions in which we explore or develop, to demonstrate that other stakeholders benefit and will continue to benefit from our commercial activities. We may face opposition with respect to our current and future development and exploration projects which could materially adversely affect our business, results of operations, financial condition and share price.
Risks Relating to Financing the Company's Business Operations
Substantial expenditures are required for commercial operations and if financing for such expenditures is not available on acceptable terms, the Company may not be able to justify commercial operations.
Substantial expenditures are required to establish reserves through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.  Although substantial benefits may be derived from the discovery of a major deposit, resources may not be discovered in sufficient quantities to justify commercial operations, or the funds required for development may not be obtained at all or on terms acceptable to the Company.
The Company's expenditures are currently funded from its cash balances, which are the proceeds of previous equity financings. The Company will require significant additional capital in the future to meet its project-related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements.
The Company has a history of losses and values attributed to the Company's assets may not be realizable.
The Company has a history of losses and has no revenues from operations. None of the Company's properties is currently in production, and there is no certainty that the Company will succeed in placing any of its properties into production in the near future, if at all. The Company has no proven history of performance, revenues, earnings or success. The amounts attributed to the Company's exploration concessions in its financial statements represent acquisition and exploration costs and should not be taken to represent realizable value with certainty. The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis. It could be years before the Company receives any revenues from any production of metals, if ever. If the Company is unable to generate revenues with respect to its properties, the Company will not be able to earn profits which would adversely affect its business and prospects.

The Company's future liquidity will depend upon its ability to arrange significant additional debt or equity financing.
The Company's future liquidity is dependent upon the ability of the Company to obtain the necessary financing to complete the development of its interests and future profitable production or, alternatively, upon the Company's ability to dispose of its interests on a profitable basis. Given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be acceptable to the Company. If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.
Adequate funding may not be available, resulting in the possible loss of the Company's interests in its properties.
Sufficient funding may not be available to the Company for further exploration and development of its property interests. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company's properties.  If the Company becomes unable to meet its share of costs incurred under agreements to which it is a party, the Company may have its property interests subject to such agreements reduced as a result or even face termination of such agreements. The Company also has options to acquire interests in properties in Mexico and in order to obtain ownership of such properties it must make payments to the current owners and incur certain exploration expenditures on those properties. Accordingly, additional financing will be required to secure ownership of these properties.  Failure of the Company to make the requisite payments in the prescribed time periods will result in the Company losing its entire interest in the subject property and the Company will no longer be able to conduct certain aspects of its business as described in this AIF.
The Company may not have sufficient funds to: (a) make the minimum expenditures to maintain its properties in good standing under Mexican law; (b) make the corresponding payments of semi-annual governmental (mining) duties to maintain its properties in good standing under Mexican law; and (c) make the minimum expenditures to earn its interest in such properties.  In such event, in respect of any of the properties, the Company may seek to enter into a joint venture or sell the subject property or elect to terminate its option.
The Company will require new capital to continue to operate its business and to continue with exploration on its properties, and additional capital may not be available when needed, if at all.
Risks Relating to the Development of the Juanicipio Project
Minera Juanicipio has not yet made a formal "Production Decision" at the Juanicipio Project.
A feasibility study confirming the economic feasibility of the Juanicipio Project is contemplated as a condition precedent to the joint venture parties making a development decision. Minera Juanicipio has not completed a feasibility study on the Juanicipio Project and, accordingly, a formal "production decision" has not yet been considered by the Company and Fresnillo. The decision in 2013 to commence the underground development and the access decline at the Juanicipio Project was made based on the results of a technical report entitled "Technical Report for Minera Juanicipio S.A. de C.V." filed on SEDAR on July 16, 2012 (the "UPEA"), which has since been superseded and replaced by the Juanicipio Technical Report.  While annual development budgets for 2014 and 2015 consistent with the recommendations of the UPEA, have been unanimously approved by both shareholders of Minera Juanicipio, and a preliminary 2016 development budget has been presented for consideration by Minera Juanicipio, further development budgets and a formal timeline to production have yet to be considered by Minera Juanicipio. Although Fresnillo has indicated in its public presentations that it expects Minera Juanicipio to be in production by 2018, there are no assurances that a formal development decision will be made or that production will be achieved by that date.

The contemplated development of the Juanicipio Project may be adversely impacted by lack of access and availability of infrastructure, power and water.
The development of the Juanicipio Project will require access to and an ability to maintain adequate and reliable infrastructure, including roads, power sources and water systems. If the required infrastructure is not readily available, it may have to be built, and there is no assurance that it can be built in a timely manner or at all. There is no assurance that we can access and maintain the infrastructure needed, or, where necessary, obtain rights of way, government authorizations and permits to construct, or upgrade the same at a reasonable cost, in a timely manner, or at all. Access to infrastructure may also be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses.
Inadequate, inconsistent, or costly infrastructure could compromise many aspects of the project's feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.
The contemplated development of the Juanicipio Project may be adversely impacted by a lack of access to a skilled workforce.
The development of the Juanicipio Project will depend on availability of a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop the project. Inadequate access to an available skilled workforce, could compromise many aspects of the project's feasibility, viability and profitability, including, but not limited to the construction schedule, capital and operating costs.
The financial results and the contemplated development timeline to production may not be consistent with the Juanicipio Technical Report.
Minera Juanicipio has not completed a pre-feasibility study or feasibility study on the Juanicipio Project and, accordingly, there is no estimate of mineral reserves. Rather, any decision to continue the development of the Juanicipio Project will be based upon the results of the UPEA, until, and if and when, further technical studies are completed by the Juanicipio Joint Venture.
The Juanicipio Technical Report includes the same preliminary economic assessment as the UPEA, but the Juanicipio Technical Report was commissioned independently by MAG, and not by the Juanicipio Joint Venture. The preliminary economic assessment set out in the Juanicipio Technical Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the estimates described in the Juanicipio Technical Report will be realized. As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including additional risks as to the size and grade of the resource, capital and operating costs, mineral recovery and financial viability. There is no guarantee that the construction will be completed or, if completed, that production will begin or that operating or financial results will be consistent with the Juanicipio Technical Report.

The Juanicipio Project capital requirements and timeline to production contemplated in the Juanicipio Technical Report are subject to volatility and uncertainty.
The development of the Juanicipio Project will use a significant amount of commodities, consumables and other materials. Prices for steel, concrete, fuel and other materials, commodities and consumables required for mine development can be volatile and price changes can be substantial, occur over short periods of time and be affected by factors beyond control of the project operator. Higher costs for construction materials like steel and concrete, or tighter supplies can affect the costs and timing of the project development.
The development of the Juanicipio Project will also utilize significant amounts of large and small equipment that may be critical to the development and construction of the project. Repeated and/or unexpected equipment failures and/or unavailability of equipment could cause interruptions or delays in the development and construction, and could have a material adverse effect on the project costs and timeline.
The Juanicipio Technical Report estimated total project capital of US$302 million for the Juanicipio  Project inclusive of capitalized operating costs (MAG's 44% share is US$133 million), over 3.5 years from the start of development. Neither Minera Juanicipio, nor the Company has completed a pre-feasibility study or feasibility study on the Juanicipio Project and, accordingly, these estimates are subject uncertainty.  The Juanicipio Technical Report is preliminary in nature and there is no certainty that the estimates described in the Juanicipio Technical Report will be realized. As a result, there are additional risks in commencing and completing construction based upon the Juanicipio Technical Report including that actual project capital costs may significantly exceed US$302 million, and that the timeline to production may be longer than 3.5 years.
Risks Relating to the Company's Property Titles
The Company's mineral properties are subject to title risk and any challenge to the title to any of such properties may have a negative impact on the Company.
The Company's mineral property rights, including its indirect interest in the Juanicipio Project, may be subject to prior unregistered agreements, transfers and claims and title may be affected by, among other things, undetected defects. Title to, and the area of, the mineral interests held by the Company may be disputed. A full investigation of legal title to the Company's property interests has not been carried out at this time.  Accordingly, title to these property interests may be in doubt.  Other parties may dispute title or access to the properties in which the Company has an interest.  The Company's property interests may also be subject to prior unregistered agreements or transfers or land claims and title may be affected by such undetected defects.  Any challenge to the title or access to any of the properties in which the Company has an interest may have a negative impact on the Company as the Company will incur delay and expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.

Title opinions provide no guarantee of title and any challenge to the title to any properties may have a negative impact on the Company.
Although the Company has or will receive title opinions for any concessions in which it has or will acquire a material interest, there is no guarantee that title to such concessions will not be challenged or impugned.  In Mexico, a title opinion does not provide absolute comfort that the holder has unconditional or absolute title.  Any challenge to the title or access to any of the properties in which the Company has an interest, including its indirect interest in the Juanicipio Project, may have a negative impact on the Company as the Company will incur expenses in defending such challenge and, if the challenge is successful, the Company may lose any interest it may have in the subject property.
Titles to the properties in which the Company has an interest that are not registered in the name of the Company may result in potential title disputes having a negative impact on the Company.
All of the agreements under which the Company may earn interests in properties, including any indirect interest acquired through Minera Juanicipio,  have either been registered or been submitted for registration with the Mexican Public Registry of Mining, but title relating to the properties in which the Company may earn its interests may be held in the names of parties other than the Company. Any of such properties may become the subject of an agreement which conflicts with the agreement pursuant to which the Company may earn its interest, in which case the Company may incur expenses in resolving any dispute relating to its interest in such property and such a dispute could result in the delay, indefinite postponement of further exploration and development of properties or the possible loss of such properties.
Risks Related to Minority Interest Investment in the Juanicipio Project
The Company is a minority shareholder of Minera Juanicipio and therefore may be dependent on, and subject to, the decisions of the majority shareholder.
The terms of the Shareholders Agreement governing the operation of Minera Juanicipio, as well as its corporate by-laws provide effective control to Fresnillo over many of the activities of Minera Juanicipio since it holds a majority (56%) of the shares of Minera Juanicipio. While a limited number of decisions of the shareholders or the directors of Minera Juanicipio require a special majority of 60%, and in one instance 75%, giving the Company an effective veto over any such decisions, the Company is a minority shareholder of Minera Juanicipio and is dependent on Fresnillo to manage the affairs of Minera Juanicipio and to do so in compliance with the Shareholders Agreement, the by-laws of Minera Juanicipio and applicable law. If Fresnillo manages the affairs of Minera Juanicipio in a manner that results in violations of applicable laws, such violation may have an adverse impact on the Company.
Fresnillo, as operator of the Juanicipio Project, has the ability to take certain actions, legal or otherwise, which may result in the shareholders of Minera Juanicipio having to fund cash calls. The Shareholders Agreement calls for adjustments to the interests of the shareholders in Minera Juanicipio where either shareholder fails to fund cash calls within certain specified periods.  If the Company fails to fund cash calls, it risks having its interest reduced, may lose its effective veto power over certain decisions and ultimately could be diluted out of Minera Juanicipio altogether. Fresnillo is a much larger entity with far greater access to financial resources than the Company.

The Company holds its Juanicipio Project interest through a joint venture and therefore may be adversely impacted by disputes with its joint venture partner.
The Company's interest in the Juanicipio Project is also subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events, for example, could have a material adverse impact on the Company's operations and financial condition or the viability of its interests held through joint ventures: disagreement with joint venture partners on how to conduct business efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners.
The joint venture in respect of the Juanicipio Project is organized through a corporation (Minera Juanicipio) that is formed under and governed by the laws of Mexico.  The laws in Mexico do not provide all of the same protections that are available to shareholders of corporations that are formed under the laws of Canada or the United States.  Accordingly, any dispute between the Company and Fresnillo as the shareholders of Minera Juanicipio  could have a materially adverse effect on the Company.
In 2010, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (the "ICC"), and in May 2011, the Company announced that it had received a favourable unanimous ruling, dated April 28, 2011, of a three member arbitral panel of the International Court of Arbitration of the ICC with respect to the arbitration proceedings against its joint venture partner, Fresnillo. In its ruling, the arbitral tribunal awarded MAG U.S.$1.86 million in damages.  Although this dispute between the Company and Fresnillo was ultimately determined in favour of the Company, there can be no guarantee that future disputes between the parties will not arise and lead to further litigation proceedings, the outcome of which is uncertain.
The Company has significant shareholders that may able to exert influence over the direction of the Company's business.
Based upon the Company's review of the insider reports filed with System for Electronic Disclosure by Insiders ("SEDI") with respect to Fresnillo and their respective affiliates, and filed on the SEC's EDGAR system with respect to Black Rock, Inc. ("Black Rock"), Tocqueville Asset Management L.P. ("Tocqueville"), Mason Hill Advisors LLC ("Mason Hill") and their respective affiliates, and, in the case of Blackrock only, their participation in the March 2016 financing (see "Current Fiscal Year (Subsequent to December 31, 2015)"), as at the date of this AIF, the Company believes that Black Rock, Fresnillo, Tocqueville, Mason Hill and each of their respective affiliates hold approximately 16.0%, 12.2%, 8.1% and 6.6%, respectively, of the Company's Common Shares. Accordingly, Black Rock, Fresnillo, Tocqueville and Mason Hill, either in unison and/or individually, may have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders of the Company for approval, including business combinations and any proposed sale of all or substantially all of the Company's assets. Unless full participation of shareholders takes place in such shareholder meetings, Fresnillo, Mason Hill, Black Rock and/or Tocqueville may be able to approve on its own, or effectively prevent the approval, of any such significant corporate transactions.
Further, the significant ownership of Common Shares by Fresnillo, Mason Hill, Black Rock and Tocqueville may affect the market price and liquidity of the Common Shares. The effect of these rights and their influence may impact the price that investors are willing to pay for Common Shares. If any of these parties sells a substantial number of Common Shares in the public market, the market price of the shares could decrease.

The presence of a dominant shareholder like Fresnillo, that is the operator of the Juanicipio Project; and has substantial property holdings surrounding the Juanicipio Project, may give rise to potential conflicts of interest, as Fresnillo's interests may differ from, or be adverse to, the interests of the Company's other shareholders. Without the consent and cooperation of Fresnillo, Minera Juanicipio may be prevented from entering into transactions that would be beneficial to the Company and its other shareholders.
Risks Relating to the Continued Exploration on and value of the Cinco de Mayo Property
The Company may not be able to resolve its surface access issue at the Cinco de Mayo Property.
At the Cinco de Mayo Property, some members of the local EBJ are aligned against the Company having surface right access on portions of the land claims related to the Company's Upper Manto Resource and its Pegaso Zone discovery, and the Company was asked to vacate the property in November 2012. As a result, no active exploration is currently being undertaken on the Company's Upper Manto and Pegaso Zone, as the Company continues its efforts to obtain a renewed surface access agreement with the local EBJ.  Although the Company believes that the surface access issue will be overcome and that the requisite authorizations to complete its submission for the Soil use Change Permit will be obtained in due course, there is no assurance that a surface access agreement with the EBJ will be attained and the overall timeline to successful resolution, if any, is not determinable at this time, in which case the Company's interest in the property may be permanently impaired.
Further exploration and drilling can only resume on the Upper Manto and Pegaso Zone upon obtaining a surface access agreement with the local EBJ.

Other Business Risks
The Company or Minera Juanicipio may be subject to litigation, the disposition of which could negatively affect the Company's profits to varying degrees.
All industries, including the mining industry, are subject to legal claims, with and without merit. Due to the nature of its business, each of the Company and Minera Juanicipio may, in the future, be subject to claims (including class action claims and claims from government regulatory bodies) based on allegations of negligence, breach of statutory duty, public nuisance or private nuisance or otherwise in connection with its operations or investigations relating thereto. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and there can be no assurance that the resolution of any particular legal proceeding will not have a material adverse effect on the Company's operations and financial position. Results of litigation are inherently uncertain and there can be no assurances as to the final outcome. The Company's liability insurance may not fully cover such claims. See also "The Company holds interests through joint ventures and therefore may be adversely impacted by disputes with joint venture partners."

Environmental regulations are becoming more onerous to comply with, and the cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations and Minera Juanicipio's operations.
Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development, the possibility of affected parties pursuing class action lawsuits and a higher level of responsibility for companies and their officers, directors and employees. The Company's operations and the operations of Minera Juanicipio at the Juanicipio Project are subject to environmental regulations promulgated by government agencies from time to time.  Environmental legislation provides for restrictions and prohibitions of spills, release or emission of various substances produced in association with certain mining industry operations, such as seepage from tailing disposal areas, which could result in environmental pollution.  Failure to comply with such legislation may result in the imposition of fines and penalties.  In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards and enforcement, and more stringent fines and penalties for non-compliance.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with environmental regulations and changes in such regulations may reduce the profitability of the Company's operations and the operations of Minera Juanicipio. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and Minera Juanicipio and may cause material changes or delays in the Company's and Minera Juanicipio's intended activities. The environmental impact assessments may impose the condition to the Company or Minera Juanicipio of obtaining the authorization from the indigenous communities where the mining activities are to be carried out.
Mineral exploration is a highly competitive industry.
The mineral exploration industry is intensely competitive in all of its phases and the Company must compete in all aspects of its operations with a substantial number of large established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company's competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company's ability to acquire suitable new producing properties or prospects for exploration in the future. Competition could also affect the Company's ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.
The Company may face equipment shortages, access restrictions and a lack of infrastructure.
The majority of the Company's interests in mineral properties are located in remote and relatively uninhabited areas. Such mineral properties, including the Company's interest in the Juanicipio Project, will require adequate infrastructure, such as roads, bridges and sources of power and water, for future exploration and development activities. The lack of availability of these items on terms acceptable to the Company or the delay in availability of these items could prevent or delay exploitation or development of the Company's mineral properties. In addition, unusual weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect our operations and profitability. Natural resource exploration, development, processing and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and Minera Juanicipio and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment could have a material adverse effect on the Company's operations and financial results.

The Company is dependent on its key personnel, some of whom may not have entered into written agreements with the Company and none of whom is insured by the Company.
The Company is dependent upon the continued availability and commitment of its key management, employees and consultants, whose contributions to immediate and future operations of the Company are of central importance.  The Company relies on its President & CEO, George Paspalas, and its other officers, who have entered into written employment agreements with the Company, for the day-to-day operation of the Company, its projects and the execution of the Company's business plan.  The Company has not obtained "key man" insurance for any of its management. The loss of any member of the senior management team could impair the Company's ability to execute its business plan and could therefore have a material adverse effect on the Company's business, results of operations and financial condition. The loss of George Paspalas in particular could have a negative impact on the Company until he is replaced.
The Company is dependent on Cascabel and IMDEX to oversee its operations in Mexico.
The Company is dependent upon the continued availability and commitment of Cascabel and IMDEX for the day-to-day supervision of the Company's operations in Mexico.  The Company also relies heavily on Dr. Peter Megaw, a principal of Cascabel and IMDEX, for the planning, execution and assessment of the Company's exploration programs.  Dr. Megaw and his team developed the geologic concepts and directed the acquisition of all the Company's projects, including the Juanicipio Project and the Cinco de Mayo Property.  Dr. Megaw was a director of MAG from February 6, 2006 to June 23, 2014 and has since been appointed the Company's Chief Exploration Officer (although he is still remunerated through IMDEX).  IMDEX is paid a fee for his services based on fair market rates and his submission of invoices for services rendered. The Company has not obtained "key man" insurance for Dr. Megaw. The loss of Dr. Megaw, or the services of Cascabel and IMDEX, could impair the Company's ability to execute its business plan in Mexico, and could therefore have a material adverse effect on the Company's business, results of operations and financial condition.

If either the Company or Minera Juanicipio is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.
Recruiting and retaining qualified personnel is critical to the Company's and Minera Juanicipio's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the  business activity grows, additional key financial, administrative and mining personnel as well as additional operations staff may be required, particularly in Mexico. The Company or Minera Juanicipio may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company or Minera Juanicipio is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.
It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company's projects (including the Juanicipio Project) at reasonable rates. If qualified personnel cannot be obtained in Mexico, the Company or Minera Juanicipio may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.
Conflicts of interest may arise among the Company's directors as a result of their involvement with other natural resource companies.
Most of the Company's directors do not devote their full time to the affairs of the Company. All of the directors and some of the officers of the Company are also directors, officers and shareholders of other natural resource or public companies, and as a result they may find themselves in a position where their duty to another company conflicts with their duty to the Company.  Although the Company has policies which address such potential conflicts and the Business Corporations Act (British Columbia), has provisions governing directors in the event of such a conflict, none of the Company's constating documents or any of its other agreements contains any provisions mandating a procedure for addressing such conflicts of interest. There is no assurance that any such conflicts will be resolved in favour of the Company.  If any such conflicts are not resolved in favour of the Company, the Company may be adversely affected.
Foreign currency fluctuations and inflationary pressures may have a negative impact on the Company's financial position and results.
The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position and results. Option agreements to acquire property interests in Mexico may result in option payments by the Company denominated in Mexican pesos, Canadian or U.S. dollars over a period of years. Exploration and development programs to be conducted by the Company in Mexico will be partially funded in Mexican pesos and any appreciation in Mexican currency against the U.S. dollar will increase the costs of carrying out operations in Mexico.
The Company has determined that its functional currency is the U.S. dollar; however, it maintains a portion of cash balances in Canadian dollars and Mexican pesos in order to fund expenditures in such currencies.  The Company is therefore exposed to currency risks and exchange losses may be realized on a devaluation of either the Canadian dollar or Mexican peso.

The steps taken by management to address foreign currency fluctuations may not eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations. The Company also bears the risk of incurring losses occasioned as a result of inflation in Mexico.
Mining operations generally involve a high degree of risk and potential liability and insurance coverage may not cover all potential risks associated with the Company's operations.
Unusual or unexpected formations, power outages, labour disruptions, indigenous communities complaints, industrial accidents, flooding, explosions, cave-ins, seismic activity, rock bursts, landslides, pollution, inclement weather, fire, mechanical equipment failure and the inability to obtain suitable or adequate machinery, equipment or labour are several of the hazards and risks involved in the conduct of exploration programs in the Company's mineral properties, including the Juanicipio Project and the Cinco de Mayo Property, any of which could result in personal injury or death, damage to property, environmental damage and possible legal liability for any or all damage. There was a fatality at the Juanicipio Project in 2014. Safety measures have been implemented by the Company or its joint venture partner, Fresnillo, but there are no assurances that these measures will be successful in preventing or mitigating future accidents. The Company maintains insurance against risks in the operation of its business in amounts that it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage and the Company's insurance may not cover all potential risks associated with the Company's operations, including the operations in the Juanicipio Project and the Cinco de Mayo Property. There can be no assurance that any such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk. Losses resulting from any uninsured events may cause the Company to incur significant costs that could have a material adverse effect on the Company's operations and financial condition. In addition, from time to time the Company and Minera Juanicipio may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at its properties or otherwise in connection with the Company's operations. To the extent that the Company or Minera Juanicipio is subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if the Company or Minera Juanicipio is subject to governmental investigations or proceedings, it may incur significant penalties and fines, and enforcement actions against it could result in the closing of certain of the Company's mining operations. If claims and lawsuits or governmental investigations or proceedings are finally resolved against the Company or Minera Juanicipio, as applicable, the Company's financial performance, financial position and results of operations could be materially adversely affected.
Metal prices and marketability fluctuate and any decline in metal prices may have a negative effect on the Company.
Metal prices, including gold, silver, zinc and lead prices, have fluctuated widely in recent years.  The marketability and price of any metals that may be acquired or produced by the Company may be affected by numerous factors beyond the control of the Company. These factors include delivery uncertainties related to the proximity of potential reserves to processing facilities and extensive government regulation relating to price, taxes, royalties, allowable production land tenure, the import and export of minerals and many other aspects of the mining business.

Declines in metal prices may have a negative effect on the Company and on the trading value of its shares.
Risks Relating to the Regulatory Environment
The Company is subject to anti-corruption laws.
The Company is subject to anti-corruption laws under the Canadian Corruption of Foreign Public Officials Act, and the U.S. Foreign Corrupt Practices Act, which generally prohibit companies from bribing or making other prohibited payments to foreign public officials in order to obtain or retain an advantage in the course of business.  Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur in Mexico or any other jurisdiction in which the Company may conduct business.  The Company cannot ensure that its employees or the employees of Minera Juanicipio or other agents will not engage in such prohibited practices, for which the Company or Minera Juanicipio could face severe penalties, reputational damage and other consequences that could have a material adverse effect on the Company's business and financial condition. The Company has adopted a Code of Business Conduct and Ethics to promote legal and ethical business conduct by its directors, officers and employees.  However, the Company cannot provide assurance that this code, or other policies or procedures that it may adopt, will be sufficient to protect against corrupt activity.  In particular, the Company may not be able to prevent or detect corrupt activity by employees or third parties, such as sub-contractors or joint venture partners, for which the Company might be held responsible.
The Company may be required by human rights laws to take actions that delay the advancement of its projects.
There are various international and national laws, codes, resolutions, conventions, guidelines and other materials that relate to human rights (including rights with respect to health and safety and the environment surrounding our operations). Many of these materials impose obligations on government and companies to respect human rights. Some mandate that government consult with communities surrounding our projects regarding government actions that may affect local stakeholders, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national materials pertaining to human rights continue to evolve and be defined. One or more groups of people may oppose the Company's current and future operations or further development or new development of its projects or operations. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company's activities, and may have a negative impact on its reputation. Opposition by such groups to the Company's or Minera Juanicipio's operations may require modification of, or preclude the operation or development of, its projects or may require the Company or Minera Juanicipio to enter into agreements with such groups or local governments with respect to its projects, in some cases causing considerable delays to the advancement of its projects.
Mexican Foreign Investment and Income Tax Laws apply to the Company.
Under the Foreign Investment Law of Mexico, there is presently no limitation on foreign capital participation in mining operations; however, the applicable laws may change in a way which may adversely impact the Company and its ability to repatriate profits.  Under Mexican Income Tax Law, dividends paid out of "previously taxed net earnings" are not subject to Mexican corporate taxes.  Otherwise, dividends are subject to the Mexican income tax at the corporate level, which presently is 30% over a gross up basis (amount of the dividend times 1.4286), payable by the Mexican company as an advance of its annual income tax.  As of January 1, 2014, there is a new withholding tax on dividends paid by a Mexican company to Mexican individuals and non-Mexican shareholders of 10% applicable only to "previously tax net earnings" generated as of 2014: "previously tax net earnings" generated until 2013 are not subject to this withholding tax. This withholding tax rate may be reduced under the applicable Tax Treaties to Avoid Double Taxation entered by Mexico.

Corporations with their tax residence in Mexico are taxed on their worldwide income, which include all profits from operations, income from investments not relating to the regular business of the corporation and capital gains. The current corporate income tax rate in Mexico is 30%.  As of January 1, 2014, a mining royalty fee is in effect in Mexico of 7.5% on income before tax, depreciation, and interest, as well as an extraordinary governmental fee on precious metals, including gold and silver, of 0.5% of gross revenues, as described above under "Income Tax – New Tax Regime Effective January 1, 2014".  Among the amendments for 2014, Mexican companies are no longer allowed to partially deduct certain expenses such as fringe benefits paid to its employees which in turn are tax exempted for the same employees (e.g. food coupons, pension and retirement funds additional to those provided for under the Mexican Security Law).
The IETU Flat Tax (Impuesto Empresarial a Tasa Unica) which was structured as an alternative minimum tax was repealed effective January 1, 2014.
The VAT is an indirect tax levied on the value added to goods and services, and is imposed on corporations that carry out activities within Mexican territory, including (i) the sale or other disposition of property; (ii) the rendering of independent services; (iii) the granting of temporary use of property; or (iv) the importation of goods and services. The standard value added tax rate is 16%.
The Company's activities in the properties are subject to extensive laws and regulations governed by Mexican regulators.
The Company's activities, including but not limited to the operations at the Juanicipio Project and the Cinco de Mayo Property, are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species, indigenous communities' rights and other matters. Specifically, the Company's Mexican mining concessions are subject to regulation by the Mexican Department of Economy - Direccion General of Mines ("DGM"), the environmental protection agency of Mexico ("SEMARNAT"), Comisión Nacional del Aqua ("CONAGUA"), which regulates water rights, and the Mexican Mining Law. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.
The Company follows Canadian disclosure practices concerning its Mineral Resources which allow for more disclosure than is permitted for domestic U.S. reporting companies.
The Company's mineral resource estimates are not directly comparable to those made by domestic U.S. reporting companies subject to the SEC's reporting and disclosure requirements, as the Company reports resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed by domestic U.S. reporting companies with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of indicated resources will ever be converted into reserves. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute "reserves" by SEC standards only as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this AIF may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. See "Cautionary Note for United States Investors'.

The Company may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.
During the Company's five most recent fiscal years, management has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires an annual assessment by management of the effectiveness of the Company's internal control over financial reporting and, for its fiscal years 2006 through 2011, SOX required an attestation report by the Company's independent auditors addressing the effectiveness of internal control over financial reporting. However, in April 2012 the requirement of auditor attestation was, with respect to "emerging growth companies", repealed by the "Jumpstart Our Business Startups Act" ("JOBS Act"). Because the Company is presently an "emerging growth company" within the meaning of the JOBS Act, it is now exempt from the SOX requirement of auditor attestation regarding its internal controls over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. If the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to monitor its internal control over financial reporting. Although the Company intends to expend time and incur costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.
Risks Relating to the Company's Securities
Funding and property commitments may result in dilution to the Company's shareholders.
The Company may sell equity securities in public offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to security holders. Exercises of presently outstanding share options may also result in dilution to security holders.

The board of directors of the Company (the "Board") has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that the Company will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.
Sales of substantial amounts of the Company's securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Company's securities and dilute investors' earnings per share. A decline in the market prices of Company's securities could impair the Company's ability to raise additional capital through the sale of securities should the Company desire to do so.
The price of the Company's Common Shares is volatile.
Publicly quoted securities are subject to a relatively high degree of price volatility. It should be expected that continued fluctuations in price will occur, and no assurances can be made as to whether the price per share will increase or decrease in the future. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The factors influencing such volatility include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Common Shares is also likely to be significantly affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations and the Company's financial condition or results of operations as reflected in its earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the Common Shares include the following: the extent of analyst coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.
Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.
There is no assurance of a sufficient liquid trading market for the Company's Common Shares in the future.
Shareholders of the Company may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all.  There can be no assurance that there will be sufficient liquidity of the Company's Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX or the NYSE MKT or achieve listing on any other public listing exchange.

The Company is a "passive foreign investment company", which may have adverse U.S. federal income tax consequences for U.S. Holders of Offered Shares.
U.S. investors should be aware that they could be subject to certain adverse U.S. federal income tax consequences in the event that we are classified as a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes. The determination of whether we are a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on the composition of our income, expenses and assets from time to time and the nature of the activities performed by our officers and employees. We believe that MAG was a PFIC for the 2014 financial year. Prospective investors should carefully read the tax discussion in any applicable prospectus supplement for more information and consult their own tax advisers regarding the likelihood and consequences of the Company being treated as a PFIC for U.S. federal income tax purposes, including the advisability of making certain elections that may mitigate certain possible adverse U.S. federal income tax consequences but may result in an inclusion in gross income without receipt of such income.
The Company, its principals and assets are located outside of the United States, which makes it difficult for U.S. litigants to effect service of process, or enforce, any judgments obtained against the Company or its officers or directors.
All of the Company's assets are located outside of the United States and the Company does not currently maintain a permanent place of business within the United States.  In addition, most of the directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for U.S. litigants to effect service of process or enforce any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada, Mexico and other jurisdictions would recognize or enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada, Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of the United States or any state thereof. Further, any payments as a result of judgments obtained in Mexico could be in pesos and service of process in Mexico must be effectuated personally and not by mail.
All of the Company's mineral assets are located outside of Canada.
All of the Company's mineral assets are located outside of Canada. As a result, it may be difficult for investors to enforce within Canada any judgments obtained against the Company or its officers or directors, including judgments predicated upon the civil liability provisions of applicable securities laws. In addition, there is uncertainty as to whether the courts of Mexico and other jurisdictions would recognize or enforce judgments of Canadian courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the securities laws of Canada, or be competent to hear original actions brought in Mexico or other jurisdictions against the Company or its directors and officers predicated upon the securities laws of Canada. Further, any payments as a result of judgments obtained in Mexico should be in pesos and service of process in Mexico must be effectuated personally and not by mail.

The Company has outstanding common share equivalents which, if exercised, could cause dilution to existing shareholders.
As at March 28, 2016, the Company had 3,833,976 common share equivalents issued consisting of common shares issuable upon the exercise of 3,377,105 outstanding exercisable stock options (with a weighted average exercise price of C$8.51 per share), or issuable upon the conversion of 156,330 restricted and performance share units ("RSUs and PSUs") and 300,541 deferred share units ("DSUs") each convertible into one common share.  Stock options are likely to be exercised when the market price of the Company's Common Shares exceeds the exercise price of such stock options. RSUs and PSUs may be converted at any time by the holder subject to vesting conditions, and the DSUs may only be converted by a departing director or employee of the Company. The exercise of any of these instruments and the subsequent resale of such Common Shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional Common Shares and the Company may grant additional share purchase warrants, stock options, RSUs, PSUs and DSUs.  Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders' percentage interest in the Company.
The Company has not paid dividends and may not pay dividends in the foreseeable future.
Payment of dividends on the Company's Common Shares is within the discretion of the Company's Board and will depend upon the Company's future earnings if any, its capital requirements and financial condition, and other relevant factors.  The Company anticipates that all available funds will be invested to finance the growth of its business for the foreseeable future.
There is currently no market through which our securities, other than our Common Shares, may be sold.
There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable prospectus supplement, our preferred shares, debt securities, subscription receipts, units and warrants will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell preferred shares, debt securities, subscription receipts, units or warrants purchased under this prospectus. This may affect the pricing of our securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.

MINERAL PROJECTS
The Company's two material properties at the date of this AIF are its 44% (Fresnillo plc 56%) joint venture interest in the Juanicipio Project and the 100% owned Cinco de Mayo Property which hosts the Upper Manto Pb-Zn-Ag-Au deposit and the Pozo-Seco Mo-Au deposit.
All of the Company's mining concessions are located in Mexico and are issued by the Federal Government of Mexico. All of the concessions held by the Company directly, through option agreement, or through Minera Juanicipio are up to date with respect to Mexican Mining Concession Taxes and work filing requirements.
The majority of the Company's mineral properties are located in remote and relatively uninhabited areas. There are currently no areas of interest to the Company within its mineral concessions that are overlain by significant habitation or industrial users.  Notwithstanding this there are potential surface usage issues in some areas.  Some surface rights are owned by local communities or "Ejidos" and some surface rights are owned by private ranching or dwelling interests.  Exploration activities are not typically materially impacted by competing surface rights issues, although in some areas the Company has been required to negotiate compensation for surface rights holders in order to secure right of access. The Company is required to negotiate either leases or acquire surface rights outright in those areas where it may wish to develop mining operations.  At the Juanicipio Project, Minera Juanicipio has acquired some surface rights overlying the Valdecañas and Juanicipio Veins.  At the Cinco de Mayo Property, the Company is continuing its efforts to renew the surface access arrangements with the local EBJ (see '"Cinco de Mayo" above in "General Business Development, Three Year History").  The Company believes the EBJ access issue on the Cinco de Mayo property will be resolved and is working on a political and local basis to permanently secure surface access with the EBJ.  No surface rights are owned outright on the Company's remaining properties.
In some of the more remote property locations, the access to water, power and basic infrastructure is limited or non-existent.  Any mining operations undertaken in such areas will need to take the supply of such requirements into consideration.  For the Juanicipio, and Cinco de Mayo properties, the available supply or the ability to establish supply, of water, power and infrastructure is considered to be adequate or manageable.
Juanicipio Project
The following summary of the Juanicipio Project is extracted from a technical report titled "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico" prepared by David Ross, Jason Cox and Holger Knutzelmann all of RPA (the "Technical Report"), which was filed on SEDAR July 3, 2014 and dated June 12, 2014 as amended June 30, 2014 with the exception to the section titled "Subsequent Drilling" below. The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure , including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and Mineral Resource estimates, are contained in the Juanicipio Technical Report.  The Juanicipio Technical Report is incorporated by reference into this AIF.

Executive Summary
RPA was retained by MAG to update the mineral resource estimate and prepare an independent Technical Report on the Juanicipio Joint Venture in Zacatecas State, Mexico.  This Technical Report conforms to NI 43-101.  MAG requires this report to support the updated mineral resource estimate for the property prepared by RPA and disclosed in a press release.  RPA has visited the property several times, most recently on May 27, 2014.  This Technical Report was amended as of June 30, 2014, to include enhanced cautionary language.

The Juanicipio Project is owned by Minera Juanicipio, a joint venture between Fresnillo plc (Fresnillo, 56%) and MAG (44%), with Fresnillo acting as the operator.  The major asset associated with the Juanicipio Joint Venture is a silver-gold-lead-zinc epithermal vein deposit.
An updated Preliminary Economic Assessment ("PEA") was carried out by AMC Mining Consultants (Canada) Ltd. ("AMC") in 2012 (the "2012 PEA").  The study defined Juanicipio as an economically robust, high-grade underground silver project exhibiting minimal financial or development risks that will produce an average of 15.1 million payable ounces of silver over the first full six years of commercial production and 10.3 million payable ounces per year over a 14.8 year total mine life.  The 2012 PEA did not take into account any potential mining, processing, or infrastructure synergies from any association with the adjoining property owned by Fresnillo.  The 2012 PEA was based on the resource estimate and model developed by Strathcona Mineral Services ("Strathcona") dated November 2011.
The economic analysis in the PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized.
On October 28, 2013, MAG announced that the Joint Venture had commenced underground development.  The ramp advancement work is being conducted by a contractor using a conventional drill and blast method.
Conclusions
MAG and joint venture partner Fresnillo have made a major discovery of low-sulphidation epithermal vein mineralization, located in the southwest part of the world-class Fresnillo silver mining district.  The discovery is located in the northeast corner of the property and consists of two silver-gold-lead-zinc epithermal structures known as the Valdecañas and Juanicipio vein systems.  Most exploration on the property has focused on these two vein systems.  There is good exploration potential remaining at the Juanicipio Vein and elsewhere on the property, which remains largely underexplored.  A significant exploration budget is warranted.
The updated Mineral Resource estimate reflects the drill results available as of December 31, 2013 including 40 new infill diamond drill holes completed since the previous resource estimate.  The new estimate demonstrates a conversion of previously classified Inferred Resources into the Indicated category and reports a deep lower grade resource separately.  The Mineral Resources on the Juanicipio Project are contained within the Valdecañas Vein system and the Juanicipio Vein. The updated resource estimate uses a cut-off of US$70/tonne Net Smelter Return ("NSR"), which includes values for silver, gold and base metals.
The Valdecañas and Juanicipio Veins display the vertical grade transition from upper silver rich zones to deep gold and base metal dominant areas that is typical of Fresnillo District veins, and epithermal silver veins in general.  Previous resource estimates were largely based on the upper silver rich zones with limited influence from the deep base metal dominant zone.  The recent infill drilling has greatly improved discrimination of the vertical compositional zonations, allowing the updated Mineral Resource estimate reported here to be manually divided into the upper Bonanza Grade Silver Zone ("BGS Zone") and the Deep Zone (Tables 1-1 and 1-2).  This division highlights both the improved confidence in the BGS Zone, through conversion of previously categorized Inferred Resources into Indicated Resources, and the initial definition of the Deep Zone.

The increased drill density provides a better understanding of the vein geometry and indicates that that the Valdecañas Vein comprises two overlapping "en-echelon" veins rather than a single vein offset by a fault.  This reveals an area of overlap, with incrementally increased tonnage, especially in the BGS Zone.  A number of new holes, targeted below the limits of the previous resource estimate, intersected significant widths (10.5 m to 25.8 m true thickness) of lower grade mineralization, which combined with previous deep intercepts led to the definition of the new Deep Zone resource.
TABLE 1-1   MINERAL RESOURCES BY METAL ZONE (100% BASIS)
 MAG Silver Corp. - Juanicipio Joint Venture
	Grade					Contained Metal
Zone/Classification	Tonnage (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (M oz)	Au (k oz)	Pb (M lb)	Zn (M lb)
Bonanza Grade Silver Zone
Indicated	8.3	601	1.7	2.0	3.7	160	448	365	676
Inferred	2.4	626	1.9	1.4	2.2	48	146	74	114
Deep Zone
Indicated	1.8	93	1.7	1.4	2.6	5	97	54	102
Inferred	2.7	146	2.0	2.1	3.4	13	173	128	203

Notes:
1.	CIM definitions were followed for the classification of Mineral Resources.
2.	Mineral Resources are estimated at an incremental NSR cut-off value of US$70/tonne
3.	NSR values are calculated in US$ using factors of $0.57 per g/t Ag, $30.11 per g/t Au, $9.07 per % Pb, and $12.21 per % Zn. These factors are based on metal prices of US$21.50/oz Ag, US$1,250/oz Au, $0.91/lb Pb, and $0.99/lb Zn and estimated recoveries and smelter terms.
4.	The Mineral Resource estimate uses drill hole data available as of December 31, 2013.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Totals may not add correctly due to rounding.
Combining the BSG Zone and the Deep Zone into a total resource by category, results in an overall increase in tonnage and a lower overall silver grade (Table 1-2).

TABLE 1-2   JUANICIPIO JOINT VENTURE MINERAL RESOURCES (100% BASIS)
 MAG Silver Corp. - Juanicipio Joint Venture
	Grade					Contained Metal
Classification	Tonnage (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (M oz)	Au (k oz)	Pb (M lb)	Zn (M lb)
Indicated	10.1	511	1.7	1.9	3.5	166	544	419	778
Inferred	5.1	372	2.0	1.8	2.8	61	319	202	317

Notes:
1.	CIM definitions were followed for the classification of Mineral Resources.
2.	Mineral Resources are estimated at an incremental NSR cut-off value of US$70 per tonne.
3.	NSR values are calculated in US$ using factors of $0.57 per g/t Ag, $30.11 per g/t Au, $9.07 per % Pb, and $12.21 per % Zn. These factors are based on metal prices of $21.50/oz Ag, $1,250/oz Au, $0.91/lb Pb, and $0.99/lb Zn and estimated recoveries and smelter terms.
4.	The Mineral Resource estimate uses drill hole data available as of December 31, 2013.
5.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Totals may not add correctly due to rounding.
In RPA's opinion the Juanicipio Project has the potential to be developed into an economically robust, high-grade underground silver project. Further drilling and investigation work aimed at upgrading Inferred Mineral Resources and increasing the geotechnical and hydrogeological understanding of the deposit is required to form a firm base for the next stage of project design and evaluation.
RPA notes several changes since the 2012 PEA that would have an insignificant impact on the overall economic results:
•	Updated Mineral Resource as described in this report
•	Metal Prices
•	Payment Terms for concentrate
•	Cost Escalation
•	New Gold and Silver Tax (0.5% Gross Revenue)
•	New Mining Tax (7.5% on EBITDA)
•	Increased Corporate Tax rate (30% from 28%)
•	Increase in cut-off grade used to report Mineral Resources

RPA would expect an updated PEA to have similar economic results as the 2012 PEA, and believes that the 2012 PEA remains a reasonable representation of the property's economic potential.
Recommendations
The Juanicipio Project hosts a significant silver-gold-lead-zinc deposit and merits considerable additional exploration and development work.  RPA recommends a budget of US$22.6 million (Table 1-3) for 2014 to advance the access ramp to the Valdecañas vein system and to explore elsewhere on the property.  Work should include:

•	Continuing to advance the underground access ramp. The budget in the 2012 PEA estimates this work to be $11.4 million with MAG's 44% share being $5 million.
•	10,000 m of drilling at the Valdecañas vein system to obtain a drill hole spacing no greater than 100 m in both the along-strike and up- and down-dip directions.
•	10,000 m of drilling for a property-wide exploration program including mapping, and drilling of new targets. Key criteria should be known mineralization, lineaments, and alteration.

In addition to the ramp advancement and continued drilling, RPA recommends the continuation of the environmental, engineering, and metallurgical studies as recommended in the 2012 PEA.
TABLE 1-3   PROPOSED BUDGET (100% BASIS)
 MAG Silver Corp. - Juanicipio Joint Venture
Item	US$ M
Ramp advancement	11.4
Drilling (~20,000 m)	3.6
Interpretation, resource update, etc.	0.1
Geotechnical and Engineering Studies	1.2
Metallurgical and Mill Design Studies	1.1
Permitting and Environmental Work	0.9
Operating Costs / Office	1.2
Infrastructure Studies	1.0
Sub-total	20.5
Contingency (10%)	2.1
Total	22.6
Technical Summary
Property Description and Location
The Juanicipio Joint Venture consists of a single concession covering 7,679.21 ha in central Zacatecas State, Mexico.  It is centred at approximately 102° 58' east longitude and 23° 05' north latitude.
Land Tenure
The Juanicipio 1 exploitation concession has a 50 year life from the date it was issued and will expire on December 12, 2055.  The Juanicipio Joint Venture holds the surface ownership over the area of interest in the northeast portion of the property which encompasses the Valdecañas Vein system, Juanicipio Vein, and the proposed tailings storage site north of the Juanicipio 1 mining concession.

Site Infrastructure
Site infrastructure consists of the following items:
•	a series of roads used to access drill sites, the decline and the mill site,
•	an underground access portal, and the start of an underground access ramp,
•	a surface explosive magazine, and
•	interim power lines.

History
Silver mineralization in the Fresnillo area was discovered in 1554.  Although no records exist prior to the 1970s, the Juanicipio Project was likely prospected sporadically over the years because of its proximity to the Fresnillo mining area.
Industrias Peñoles S.A. de C.V. ("Peñoles") drilled several holes to the northeast of the property in the 1970s and 1980s.  Detailed exploration of the areas adjoining the Juanicipio Project was initiated by Fresnillo in 2006 based on results from the Valdecañas Vein discovery.
From 1998 to 2001, Minera Sunshine S.A. de C.V. ("Minera Sunshine") completed an exploration program consisting of property-wide geological mapping, preliminary rock chip sampling, and Landsat image and air photo analysis. This was followed by more detailed geological mapping in areas of interest, additional Landsat image analysis, detailed geochemical sampling, and a limited Natural Source Audio Magnetotelluric ("NSAMT") geophysical survey.  Drilling targets were identified, prioritized and fully permitted but never drilled due to Minera Sunshine's bankruptcy.
In July 2002, Minera Lagartos S.A. de C.V. ("Minera Lagartos") optioned the Juanicipio 1 concession. On August 8, 2002, MAG entered into an agreement whereby it could acquire 98% of the issued and outstanding shares of Minera Lagartos.  This agreement was later amended such that MAG could acquire a 99% interest in Minera Lagartos and a beneficial ownership of the remaining 1% interest.
From May 2003 to June 2004, MAG completed 10 drill holes for a total of 7,595 m and during this exploration program, discovered the Juanicipio Vein and cut what would later be discovered to be the upper and deep parts of the Valdecañas Vein outside of the thick and high grade Bonanza Zone.
On April 4, 2005, MAG announced that it had entered into a joint venture agreement with Peñoles whereby Peñoles could earn a 56% interest in the property. Fresnillo, then Peñoles' wholly-owned operating division, and MAG formed a new company, Minera Juanicipio, to operate the joint venture.
On July 25, 2008, MAG filed a technical report on the Juanicipio Project which included an initial Mineral Resource estimate.  That report covered work on the property to December 31, 2007.  The Mineral Resource estimate was then updated by RPA (then Scott Wilson RPA) in early 2009 based on drill hole results available to January 29, 2009.  On September 14, 2009, MAG announced the results of the independent preliminary assessment by Tetra Tech WEI Inc. for development of the Valdecañas Vein as a potential stand-alone silver mine.  On December 1, 2010, MAG announced a Juanicipio resource estimation and update prepared by RPA (then Scott Wilson RPA).  A NI 43-101 technical report to support the resource update was filed on SEDAR on January 14, 2011.  On November 10, 2011, MAG announced an updated Juanicipio resource estimate prepared by Strathcona on behalf of Minera Juanicipio.  On December 19, 2011, MAG announced an updated resource estimate by RPA.  On June 14, 2012, MAG announced an updated PEA study prepared by AMC on behalf of Minera Juanicipio.  The 2012 PEA was based on the resource model prepared by Strathcona.

Geology
The Juanicipio Project lies on the western flank of the Central Altiplano, just east of the Sierra Madre Occidental range.  Basement rocks underlying the western Altiplano are a late Palaeozoic to Mesozoic assemblage of marine sedimentary and submarine volcanic rocks belonging to the Guerrero Terrane that were obducted onto older Palaeozoic and Precambrian continental rocks during the early Jurassic.  These were then overlapped by a Jurassic-Cretaceous epi-continental marine and volcanic arc sequence that in the Fresnillo area is represented by the Proaño and Chilitos formations. The late Cretaceous to early Tertiary Laramide Orogeny folded and thrust faulted the basement rocks in the entire area and preceded the emplacement of mid-Tertiary plutons and related dykes and stocks.
On the Juanicipio Project, the dominant structural features are: (i) 340° to 020°, or north-south structures; (ii) 290° to 310° trending, steeply dipping faults; and (iii) lesser 040° to 050° structures.  From field observations, the north-south structures appear to be steeply dipping normal faults that cut and down-drop blocks of silicified tuff, especially in the vicinity of Linares Canyon.  More important to the silicification appears to be the 290° to 310° trending, steeply to moderately dipping faults.  These faults occur where silicification and advanced argillic alteration are most intense and may have served as major hydrothermal fluid pathways.
The two significant silver-gold epithermal structures discovered to date on the Juanicipio Project are known as the Valdecañas and Juanicipio vein systems.  Both veins strike east-southeast and dip 35° to 55° southwest.  The Valdecañas structure hosts the majority of the Mineral Resources currently estimated on the property.
Mineralization consists of precious metal rich, banded, or brecciated quartz-pyrargyrite-acanthite-polybasite-galena-sphalerite veins. The veins have undergone multiple mineralizing events as suggested by various stages of brecciation and quartz sealing, local rhythmic microcrystalline quartz-pyrargyrite banding, and open-space cocks-comb textures and vuggy silica.  The vein exhibits the characteristic metal zoning of the principal veins in the Fresnillo district, observed as a change from silver and gold rich zones at the top to increased base metals in the deeper intersections.
Mineral Resources
A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, a minimum NSR value of approximately US$70 per tonne, and a minimum thickness of two metres.  Prior to compositing to two metre lengths, high grades were cut to 6,000 g/t Ag, 16 g/t Au, and 15% for both lead and zinc.  Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.
The updated Mineral Resource estimate dated December 31, 2013 is listed in Table 1-1.

The following summary sections are summarized from the NI 43-101 Technical Report on the Juanicipio Project prepared by AMC dated July 1, 2012.  In RPA's opinion, these sections remain reasonable for this stage of study.
Geotechnical Considerations
Cretaceous sedimentary rocks, which host the veins, are overlain by Tertiary volcanic rocks across the majority of the project site, except for two surface outcrops located southwest of the Valdecañas Vein.  Rock quality in moderate to slightly weathered Cretaceous sedimentary rocks typically consists of poor to fair quality rocks with localized zones of high fracture frequency. Rock quality within the Tertiary volcanic rocks varies greatly from extremely poor to good.  Veins are characterized by typically good rock quality, but geotechnical data relating to the veins is extremely limited.
Hydrogeological information on the project area has not yet been collected. The study assumes that the rock mass in the project area will be generally dry except in fault zones, which have been assumed to produce medium inflows.
Mining Methods
AMC considered use of the following stoping methods at the project:
•	Down-hole benching with uncemented rockfill (modified Avoca).
•	Long-hole open stoping ("LHOS") with cemented backfill.
•	Cut-and-fill with uncemented backfill.

In AMC's opinion, LHOS with cemented backfill is the most suitable method for the veins, mainly because of the higher recovery achievable using this method.  LHOS with cemented backfill can be used in both steeply dipping and shallow dipping parts of the deposit. It is envisaged that some steeper dipping lower grade parts of the veins will be mined using the lower cost Avoca method.
Truck haulage, shaft hoisting, and conveying were considered for transferring ore and waste from the mine workings to surface.  The trucking option was selected on the basis of its lower up-front capital cost and lower overall net present cost.  However, there are relatively small cost differences between the options and the trucking option is sensitive to future increases in fuel and labour costs.  In AMC's opinion ongoing consideration is warranted on the option of constructing a hoisting shaft to a depth of about 450 m.
It is envisaged that access to the mine will be via a decline driven at a nominal gradient of 1:7.  The access decline will connect to a number of internal declines providing access to stoping levels positioned at either 15 m or 20 m vertical intervals, depending on the dip of the vein.  It is envisaged that mining will be carried out using modern trackless mining equipment. The proposed mine ventilation circuit will include a number of ventilation shafts, raise bored from surface.
Mineral Processing
Two sets of metallurgical test work were carried out in 2008 and 2009, on metallurgical samples composited from drill holes samples taken from the Valdecañas Vein. No metallurgical test work has yet been carried out relating to the Juanicipio Vein.

The proposed process plant consists of a comminution circuit followed by the sequential flotation of a silver-rich lead concentrate, a zinc concentrate, and a gold-rich pyrite concentrate.
It is envisaged that the process plant will commence operation at a throughput rate of 850,000 tpa, which will be increased to 950,000 tpa when production from the Juanicipio Vein commences.
Estimated mill recoveries and concentrate grades are summarized in Table 1-4.
TABLE 1-4   MILL RECOVERIES AND CONCENTRATE GRADES
 MAG Silver Corp. - Juanicipio Joint Venture
	Gold	Silver	Lead	Zinc
Recoveries to lead concentrate	69%	81%	93%	8%
Lead concentrate grades	30.3 g/t	10,265 g/t	43.0%	6.7%
Recoveries to zinc concentrate	3%	7%	1%	87%
Zinc concentrate grades	0.95 g/t	637 g/t	0.33%	52.0%
Recovery to pyrite concentrate	19%	6%	–	–
Project Infrastructure
A 9.8 km access road, mostly over hilly terrain, will be required to access the site.  A two-lane unsealed road suitable for use by heavy vehicles hauling concentrates is proposed.
Power would be supplied to a main substation at the site via a 115 kV overhead power line from an existing power line and substation located to the north of the property.  The line would have a length of approximately 5.2 km.  The average power demand for the site is estimated at 11.9 MW.
Three water catchment dams are envisaged for the site.  The dams would be used to store water from the mine dewatering system and from rainfall.  A hydrogeological study will be carried out during further studies.
The Joint Venture has purchased 125 ha of relatively flat-lying land suitable and adequate for the proposed five million cubic metres tailings storage facility ("TSF").  This land lies to the northeast of the proposed mill site along the proposed access road from the JV area to the regional highway.  The necessary detailed environmental and geotechnical studies for this TSF site have been outlined but not yet initiated.
Project Development and Production Schedule
Following satisfactory completion of further studies, and subject to the application for and grant of the necessary permits and licenses, it is estimated that it will take approximately three and a half years to develop the project from the start of the box cut and portal to mill start-up.

The estimated tonnage and grade of material mined and processed that forms the basis for the economic assessment is set out in Table 1-5.  Mill feed from vein development comprises approximately 19% of total mill feed, with the remainder from stoping operations.
TABLE 1-5   TONNAGE OF MATERIAL MINED AND PROCESSED AS A BASIS FOR THE PRELIMINARY ECONOMIC ASSESSMENT
 MAG Silver Corp. - Juanicipio Joint Venture
		Grade				Contained Metal
	Million Tonnes	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (koz)	Ag (Moz)	Pb (Mlb)	Zn (Mlb)
Material derived from Indicated Resources	5.3	1.88	667	2.1	4.1	318	113	242	472
Material derived from Inferred Resources	4.9	1.46	408	1.6	2.9	230	65	169	311
External dilution	0.2	1.80	209	1.8	3.0	9	1	6	11
Waste	3.0	0	0	0	0	0	0	0	0
Note: The tonnage and grades of the material mined and processed were derived from the 2011 Strathcona Mineral Resources.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
The tonnages and grades shown in Table 1-5 do not reflect the 2014 updated Mineral Resource estimate that includes 40 new infill diamond drill holes completed since the previous resource estimate, but rather have been derived from the Mineral Resource estimate and vein model prepared in 2011 by Strathcona by applying a $65 NSR cut-off grade to the resource model and then allowing for dilution, and design and mining losses.  Metal prices used in the NSR calculation were $1,210 per ounce gold, $22.10 per ounce silver, $0.94 per pound lead, and $0.90 per pound zinc and an exchange rate of 12.50 Mexican pesos to one U.S. dollar.  In developing the tonnage and grade estimates, stope blocks that were in contact with the property boundaries were excluded and zero grades have been assumed for the dilution material.
Capital and Operating Costs
Project capital is estimated at $302 million, inclusive of capitalized operating costs (costs usually related to the operation of the mine, but incurred prior to first concentrate production). Sustaining capital of $267 million results mainly from the need for ongoing mine development after concentrate production commences, including development of the Juanicipio Vein, and the need for mobile equipment replacements over the mine life.
Total site operating costs have been estimated at approximately $67/t milled.  The unit costs are broken down as follows:
•	Mining: $43.92/t milled.
•	Milling: $19.18/t milled.
•	General and Administration: $3.46/t milled.
Project Revenue
Project economics have been analyzed using the following metal prices (Base Case Prices), which are based on the three year trailing average prices to the year ending December 2011:

•	Silver price = $23.39/oz
•	Gold price = $1,257/oz
•	Lead price = $0.95/lb
•	Zinc price = $0.91/lb

It is envisaged that silver rich zinc concentrate will be sold primarily to smelters in the Asian region. Lead concentrate could potentially be sold to a smelter in Mexico or exported to offshore smelters.  The gold-rich pyrite concentrate will be sold to a customer able to recover the gold and silver values.
Economic Analysis
The economic analysis in the PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the PEA will be realized.
Table 1-6 summarizes the results of the economic analysis.  Employee profit sharing ("PTU") is not included in the financial estimates and the net present value ("NPV") and internal rate of return ("IRR") of the project may fluctuate depending on how the project is structured once it is in operation.
TABLE 1-6   SUMMARY OF FINANCIAL RESULTS
 MAG Silver Corp. - Juanicipio Joint Venture
Item	Units	Value
Revenue	$M	4,992
Cash flow before tax	$M	3,013
Tax	$M	851
Cash flow after tax	$M	2,162
Discount rate	%	5%
NPV before tax (5% discount rate)	$M	1,762
IRR before tax	%	54%
NPV after tax (5% discount rate)	$M	1,233
IRR after tax	%	43%
Peak debt	$M	(302)
Payback from Year 1 (approximate)	yrs	5.6
Payback from mill start-up (approximate)	yrs	2.1
Project life from Year 1	yrs	19

Note: PTU is not included in the financial estimates.
Sensitivity
The NPV of the project is most sensitive to changes in the silver price and will have similar sensitivity to silver head grade. The NPV is less sensitive to costs. The project maintains a positive NPV over the range of sensitivities tested.

Subsequent Drilling
Subsequent to the Juanicipio Technical Report, in 2015, four new exploration step-out holes on the Valdecañas Vein were targeted approximately 100 metres below the existing "Deep Zone" Indicated and Inferred Resources reported in Juanicipio Technical Report. The four holes were drilled on nominal 150 metre centres over a strike length of approximately 500 metres below the en-echelon overlap zone between the East and West Valdecañas Veins and include the three widest and deepest intercepts to date on the property (see Table 2-1 below).  This new zone appears to be the extension of the southwest dipping West Valdecañas Vein and it remains open to depth along its entire strike length to the Joint Venture boundary.  The possibility of a similar deep continuation of the East Valdecañas Vein remains untested and open. The results from these four holes are not included in the Juanicipio Technical Report and have been reviewed and approved by, Dr. Peter Megaw, Ph.D., C.P.G., who is a "Qualified Person" as defined in NI 43-101.

Table 2-1: Assay Results – Exploration Step Out Holes P1-P4(1)
Hole-ID Valdecañas Vein West ("W") East ("E")	From	To	Interval (m) (3)	(2) True Width (m) (3)	Gold (g/t) (3)	Silver (g/t) (3)	Silver (opt)(3)	Lead (%)	Zinc (%)	Copper (%)	Capping(4)
P1 (W)	941.80	955.30	13.50	11.69	1.45	103	3.0	2.24	4.31	0.18
Incl	941.80	949.20	7.40	6.41	1.96	169	4.9	3.60	7.03	0.26
Incl	943.00	947.20	4.20	3.64	3.12	213	6.2	3.25	8.19	0.32
P2 (W)	981.50	1010.15	28.65	22.06	2.98	195	5.7	5.36	6.64	0.45
Incl	984.55	986.20	1.65	1.27	0.61	267	7.8	11.75	13.67	0.21
Incl	992.65	994.90	2.25	1.73	11.40	97	2.8	2.25	4.87	0.25
Incl	995.95	1008.95	13.00	10.01	3.85	308	9.0	8.67	8.39	0.73
Incl	999.95	1002.95	3.00	2.31	0.48	466	13.6	4.58	10.02	1.70
Incl	1006.95	1008.95	2.00	1.54	14.55	403	11.8	16.33	16.50	0.22
Incl	1006.95	1007.95	1.00	0.77	16.00	564	16.5	20.00	14.20	0.20
or	1006.95	1007.95	1.00	0.77	84.70	564	16.5	20.00	14.20	0.20	Uncapped
P3-2 (E)	761.50	764.25	2.75	2.12	1.13	467	13.6	2.39	6.38	0.04
and (W)	940.20	974.55	34.35	26.45	2.65	405	11.8	3.22	4.09	0.37
Incl	948.25	950.25	2.00	1.54	9.45	172	5.0	7.78	6.78	0.30
incl	959.55	972.80	13.25	10.20	4.94	919	26.8	5.25	4.87	0.62
incl	963.55	964.55	1.00	0.77	16.00	770	22.5	7.98	18.35	0.62
or	963.55	964.55	1.00	0.77	161.5	770	22.5	7.98	18.35	0.62	Uncapped
incl	969.20	972.80	3.60	2.77	8.26	2,804	81.8	4.99	2.66	1.04
or	969.20	972.80	3.60	2.77	8.26	8,751	255.2	4.99	2.66	1.04	Uncapped
incl	969.80	970.80	1.00	0.77	11.50	6,000	175.0	8.28	2.90	2.18
or	969.80	970.80	1.00	0.77	11.50	27,411	799.5	8.28	2.90	2.18	Uncapped
P4 (W)	1006.00	1051.20	45.20	32.09	0.80	137	4.0	1.50	6.50	0.82
incl	1006.00	1023.25	17.25	12.25	1.50	118	3.4	2.77	14.52	0.44
incl	1007.55	1017.30	9.75	6.92	2.29	127	3.7	3.79	18.78	0.33
incl	1010.55	1014.25	3.70	2.63	0.42	128	3.7	5.10	25.24	0.27
incl	1015.25	1017.30	2.05	1.46	9.43	201	5.9	2.69	16.87	0.78
incl	1039.35	1050.20	10.85	7.70	0.17	326	9.5	1.79	3.86	2.36
incl	1039.35	1042.35	3.00	2.13	0.11	672	19.6	5.65	6.78	4.18

(1)  Cross section and longitudinal sections diagrams available at www.magsilver.com/s/NewsReleases.asp?ReportID=704889 .
(2)  True widths were estimated/measured from cross sections.
(3)  Legend: metres ("m"); grams per tonne ("g/t"); ounces per ton ("opt").
(4)  Unless otherwise indicated as uncapped, all silver assays over 6,000 g/t were capped at 6,000 g/t and all gold assays over 16 g/t were capped at 16 g/t, consistent with the capping used for the existing Indicated and Inferred Resources (Amended Technical Report).

These intercepts widen progressively from 11.69 up to 32.09 metres (true widths) towards the east in the central portion of the property, extending the widening Deep Zone to depth. The intercepts also show amounts of calc-silicate (skarn) alteration in and around the veins and the first significant copper ("Cu") values (0.2-0.8% Cu) for the entire area, both of which are indicators of higher temperature mineralization conditions.  The high silver and gold in Holes P2 and P3 coincide with zones of overprinted quartz veins that cut across earlier base-metal rich calc-silicate vein stages, indicating superimposition of an additional precious-metals rich vein stage.  The appearance of copper and strong skarn alteration in this area, combined with the later cross-cutting silver-gold rich veining, suggests that Minera Juanicipio may have hit an ore-fluid upwelling zone, which could open up a new exploration target zone along the entire Valdecañas vein system.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Cinco de Mayo Property
The following summary of the Cinco de Mayo Property is extracted from a technical report titled "Technical Report on the Upper Manto Deposit, Chihuahua, Mexico", which was filed on SEDAR November 16, 2012 and dated November 14, 2012 (the "Cinco de Mayo Technical Report"). The complete report can be viewed on SEDAR at www.sedar.com. The detailed disclosure , including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and Mineral Resource estimates, is contained in the Cinco de Mayo Technical Report.  The Cinco de Mayo Technical Report is incorporated by reference into this AIF.

EXECUTIVE SUMMARY
RPA was retained by MAG Silver Corp. (MAG) to prepare an independent Technical Report on the Upper Manto deposit (the Project), located on MAG's 25,000 ha Cinco de Mayo property (the Property), Chihuahua, Mexico. The purpose of this report is to support the Mineral Resource estimate prepared by RPA and disclosed by MAG in a press release dated October 3, 2012. This Technical Report conforms to NI 43- 101 Standards of Disclosure for Mineral Projects. RPA visited the Property most recently on October 2 and 3, 2012.
The Upper Manto Pb-Zn-Ag (Au) deposit, formerly known as the Jose Manto-Bridge Zone deposit, consists of two parallel and overlapping manto deposits referred to as the Jose Manto and the Bridge Zone. The Property also hosts the Pozo Seco Mo-Au deposit, however, this Technical Report focuses solely on the Upper Manto deposit. A separate Technical Report on the Pozo Seco deposit was prepared in 2010 and remains current since the two deposits host distinctly different mineralization with different commodities, are separated by four kilometres and small mountain range, will potentially be mined by different methods, underground for Upper Manto and open pit for Pozo Seco, and have no significant synergies between them.
CONCLUSIONS
MAG has made a major carbonate replacement deposit (CRD) discovery at its 100% owned Cinco de Mayo Property in northern Chihuahua, Mexico. Diamond drilling has outlined manto mineralization with three-dimensional continuity, and size and grades that can potentially be extracted economically. MAG's protocols for drilling, sampling, analysis, security, and database management meet industry accepted practices. The drill hole database was verified by RPA and is suitable for Mineral Resource estimation work.
RPA estimated Mineral Resources for the Upper Manto deposit using drill hole data available as of September 1, 2012. At an NSR cut-off of US$100/t, Inferred Mineral Resources are estimated to total 12.45 million tonnes of 132 g/t Ag, 0.24 g/t Au, 2.86% Pb, and 6.47% Zn. The total contained metals in the resource are 52.7 million ounces of silver, 785 million  pounds of lead, 1,777 million pounds of zinc, and 96,000 ounces of gold. Drill sections were spaced at 100 m to 250 m along strike with intercepts on each section averaging 50 m apart down dip. The resource remains open in several directions. There are no Mineral Reserves estimated on the Property.
The 61.6 m of massive sulphide intercept, known as the Pegaso Zone, located deeper in hole CM-12-431 was not included in this resource estimate. That intercept indicates excellent potential for a much larger resource at depth, however, additional drilling is required to establish the geometry of the Pegaso Zone.
A significant exploration budget is warranted.
RECOMMENDATIONS
The Upper Manto deposit hosts a significant silver-zinc-lead-gold deposit and merits considerable work. RPA recommends a Phase 1 budget of US$12.1 million (Table 1-1) to advance the Project and explore elsewhere on the Property. Work should include:
•	50,000 m of infill drilling at the Upper Manto deposit.

•	7,500 m of drilling at the Pegaso Zone to explore for extensions of the known mineralization.

•	2,000 m of drilling for a property-wide exploration program including mapping, and drilling of new targets.

TABLE 1-1   PROPOSED BUDGET
 MAG Silver Corp. – Upper Manto Deposit
Item	US$
Infill drilling at Upper Manto (50,000 m at $150 m)	7,500,000
Exploration drilling at Pegaso (7,500 m at $180/m)	1,350,000
Exploration drilling elsewhere on property (2,000 m at $150/m)	300,000
Geophysics (seismic survey)	1,000,000
Metallurgical testwork	100,000
Other engineering studies	250,000
Operating Costs / Office	500,000
Sub-total	11,000,000
Contingency (10%)	1,100,000
Total	12,100,000
The recommended Phase 2 budget of US$10 million would be contingent of Phase 1 results.
Work would include additional drilling at Pegaso, metallurgical testwork, and a Preliminary Economic Assessment.
TECHNICAL SUMMARY
PROPERTY DESCRIPTION AND LAND TENURE
The Upper Manto deposit is located on MAG's Cinco de Mayo Property in north central Chihuahua State, 190 km northwest of the state capital of Chihuahua City. Chihuahua City is a major city with a population of approximately 750,000. The Property is located immediately west of the village of Benito Juárez, accessible along dirt roads. The Property is centred at 305,000mE, 3,340,000mN (NAD 27 Mexico, Zone 13).
The Project consists of 29 concessions totaling 25,113.2049 ha located in the Municipio de Buenaventura. The concessions are wholly owned by MAG subject to a 2.5% net smelter return (NSR) royalty due to Minera Cascabel S.A. de C.V. (Cascabel). MAG has indicated that there are no outstanding environmental liabilities associated with the Project or the Property.
HISTORY
Small scale mining took place in the Property area in at least twelve locations sometime prior to the 1990s. In the mid-1990s, an affiliate of Industrias Peñoles S.A. de C.V. (Peñoles) drilled six reverse circulation holes for a total of 1,368 m to test several silicified zones. In 1992, the area was visited by Peter Megaw on behalf of Teck Corporation (Teck) as part of a reconnaissance program in Chihuahua State carried out from 1991 to 1994. Megaw determined that the area exhibited characteristics favourable for large CRDs. Teck's field work included reconnaissance mapping and detailed sampling of the jasperoid veins along  Cinco de Mayo Ridge. Teck transferred the Property to Cascabel in early 2000 with no retained interest. Cascabel continued to stake claims until 2003. In 2004, MAG optioned the ground from Cascabel.

GEOLOGY AND MINERALIZATION
Cinco de Mayo is located on the western margin of the Chihuahua Trough, the same environment which hosts several other important CRDs in Mexico. The Chihuahua Trough is a Jurassic marine basin generally composed of evaporites, clastic sedimentary rocks, and carbonates.
The Property is dominated by the Sierra Santa Lucia, a northwest-trending 600 m high limestone range roughly 3.5 km wide and 12 km long. Cinco de Mayo Ridge is an elongate limestone ridge, 400 m wide by 2,000 m long off the east side of the Sierra Santa Lucia. The Sierra Santa Lucia lies directly above the western bounding fault of the Chihuahua Trough and there is strong local evidence that this fault functioned subsequently as a major shear zone. There are numerous mineralization and alteration occurrences associated with this fault zone throughout the Sierra Santa Lucia and adjacent hills.
The Upper Manto Pb-Zn-Ag (Au) deposit consists of two parallel overlapping manto deposits referred to as Jose Manto and the Bridge Zone. There are four styles of mineralization at the Upper Manto deposit including manto mineralization, massive sulphide mineralization, garnet-pyroxene skarn, and vein and veinlet mineralization.
EXPLORATION
Work by MAG began in mid-2004 with preliminary regional geological mapping, followed by geochemical, biogeochemical, and geophysical surveys in 2005 to 2009. Combining the geological, geochemical, biogeochemical, and geophysical data and interpretations, MAG developed a series of drill targets along a prominent northwest trending fault zone that cuts strongly folded massive limestone and limestone-rich sedimentary rocks.
As of September 1, 2012, 445 holes totaling 213,591 m have been drilled on the Property. Of these, 151 holes totaling 97,610 m are located at or nearby the Upper Manto deposit and were used to model the mineralization.
MINERAL RESOURCE ESTIMATE
RPA prepared a Mineral Resource estimate for the Upper Manto deposit based on drilling results available up to September 1, 2012 (Table 1-2 and 1-3). There are no Mineral Reserves estimated for the Project at this time.
TABLE 1-2   INFERRED MINERAL RESOURCES BY MANTO – SEPTEMBER 1, 2012
 MAG Silver Corp. – Upper Manto Deposit
Manto	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)	AgEq (g/t)	Gold (oz)	Silver (Moz)	Zinc (Mlb)	Lead (Mlb)
M10	4.89	0.32	142	6.56	2.74	396	50,000	22.4	708	296
M20	1.48	0.20	129	5.97	2.24	350	9,000	6.1	195	73
M30	0.93	0.07	122	6.97	2.65	378	2,000	3.7	143	54
M40	1.45	0.24	133	6.18	3.52	400	11,000	6.2	198	113
M50	3.29	0.18	122	6.84	3.11	392	19,000	12.9	496	225
M60	0.41	0.34	100	4.22	2.63	293	4,000	1.3	38	24
Total	12.45	0.24	132	6.47	2.86	385	96,000	52.7	1,777	785

Notes:
1. CIM definitions were followed for the classification of Mineral Resources.
2. Mineral Resources are estimated at an NSR cut-off value of US$100 per tonne.
3. NSR values are calculated in US$ using factors of $0.60 per g/t Ag, $12.32 per g/t Au, $18.63 per % Pb
and $14.83 per % Zn. These factors are based on metal prices of US$27.00/oz Ag, US$1,500/oz Au,
$1.15/lb Pb, and $1.20/lb Zn and estimated recoveries and smelter terms.
4. The Mineral Resource estimate uses drill hole data available as of September 1, 2012.
5. Totals may not add correctly due to rounding

A total of six zones were modelled, with the largest, Manto M10, extending from the northwest part of the Jose Manto deposit to partway into the Bridge Zone and  measuring 2,500 m long by 350 m down dip by 1.5 m to 9 m thick. The zones extend from surface to a depth of 950 m below surface.
Grade interpolations for silver, gold, lead, zinc, and density were made using inverse distance cubed with a minimum of one to a maximum of twelve composites per block estimate. Hard boundaries were used to limit the use of composites between mantos.  The search ellipse was 250 m by 250 m by 100 m oriented in the plane of the mantos. Gold values greater than 1 g/t were restricted to a maximum of 75 m.
Mineral Resources were classified entirely as Inferred based on drill hole spacing and the apparent continuity of mineralization. Drill sections were spaced 100 m to 250 m along strike with intercepts on each section averaging 50 m apart down dip. The resource remains open in several directions.
Other Properties
The Company has one additional exploration property interests as at December 31, 2015:
•	the Guigui project, a 100% interest in a 8,300 hectare property in the Santa Eulalia Mining District, located 22 kilometres east of Chihuahua City, Mexico.

For more information on this property, see the Company's most recently completed Management's Discussion and Analysis which is available under the Company's profile on SEDAR (www.sedar.com).
At this time, the Company is focused primarily on epithermal vein exploration along the Fresnillo Silver Trend and on CRD exploration along the western edge of the Chihuahua Trough. The Company is constantly looking for other opportunities that could offer it the potential to meet its exploration objectives.

DIVIDENDS
The Company has neither declared nor paid dividends on its Common Shares. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business.
DESCRIPTION OF CAPITAL STRUCTURE
The Company's authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value, of which 79,789,063 Common Shares were issued and outstanding and no Preferred Shares were issued and outstanding as at March 28, 2016. All of the issued shares are fully paid and non-assessable.
Common Shares
A holder of a Common Share is entitled to one vote for each Common Share held on all matters to be voted on by the Company's shareholders. Each Common Share is equal to every other Common Share and all Common Shares participate equally on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of our assets among the Company's shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The shareholders are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefore and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights, and no provisions for redemption, retraction, purchase or cancellation, surrender, sinking fund or purchase fund. Provisions as to the creation, modification, amendment or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the articles of the Company.
Shareholder Rights Plan
On January 18, 2008, the shareholders of the Company approved a shareholder rights plan (the "Rights Plan").  The Rights Plan was adopted to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Company.  The Rights Plan was not adopted in response to any proposal to acquire control of the Company.  The Rights Plan provides for expiry at the end of the third annual general meeting of the Company's shareholders following initial approval, unless renewed by the shareholders.
On February 22, 2009, the Board of Directors of the Company approved certain amendments (the "Amendments") to the Rights Plan in the form of an amended and restated shareholder rights plan agreement. On March 24, 2009, the Amendments were approved by the Company's shareholders at the annual and special meeting of shareholders and by the Toronto Stock Exchange.
On May 14, 2010, the Board of Directors of the Company approved the continuation of its Rights Plan substantially in the form set forth in the shareholder's rights plan agreement between the Company and Computershare Investor Services Inc. dated as of August 3, 2007, as amended and restated on March 24, 2009.  On June 22, 2010 and subsequently on June 18, 2013, the continuation was approved by the shareholders at the annual and special meeting of Shareholders and by the Toronto Stock Exchange. A copy of the Rights Plan may be obtained by request in writing to the Company at Suite 770 – 800 West Pender Street, Vancouver, BC V6C 2V6 or viewed in electronic format at www.sedar.com and at www.sec.gov.

MARKET FOR SECURITIES
Trading Price and Volume
The following table provides information as to the high and low prices of the Company's Common Shares during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:
Toronto Stock Exchange
Month	High (C$)	Low (C$)	Volume
January 2015	11.00	8.98	6,372,000
February 2015	9.54	7.93	2,737,506
March 2015	9.17	7.45	4,541,674
April 2015	8.78	6.90	5,751,123
May 2015	9.31	8.16	2,339,125
June 2015	10.35	8.58	4,042,571
July 2015	10.20	8.13	2,914,880
August 2015	10.45	8.91	3,018,952
September 2015	9.95	8.60	2,072,002
October 2015	10.80	9.18	3,443,740
November 2015	9.63	8.67	2,757,770
December 2015	10.23	8.80	4,673,947

New York Stock Exchange
Month	High (US$)	Low (US$)	Volume
January 2015	9.20	7.09	1,290,600
February 2015	7.59	6.30	777,967
March 2015	7.34	5.83	1,756,713
April 2015	7.34	5.57	1,499,249
May 2015	7.81	6.71	901,696
June 2015	8.45	6.90	1,097,715
July 2015	8.06	6.21	878,430
August 2015	7.98	6.74	819,515
September 2015	7.52	6.47	874,571
October 2015	8.35	6.92	903,671
November 2015	7.28	6.50	955,484
December 2015	7.38	6.32	1,262,292

Prior Sales
The Company issued the following Offered Shares and securities convertible into such Offered Shares during the 12-month period prior to the date hereof.

Common Shares

Date of Issuance	Number of Common Shares Issued	Price per Common Share (C$ unless noted othewise)		Reason for Issuance
February 23, 2015	61,000		$7.42	Exercise of options
February 26, 2015	25,000		$7.42	Exercise of options
March 20, 2015	50,000		$7.42	Exercise of options
March 25, 2015	919		$7.42	Exercise of options
June 4, 2015	60,000		$5.86	Exercise of options
June 18, 2015	5,000		$5.86	Exercise of options
June 23, 2015	10,800		$5.86	Exercise of options
August 17, 2015	5,000		$5.86	Exercise of options
October 5, 2015	5,000		$5.86	Exercise of options
October 6, 2015	5,000		$5.86	Exercise of options
October 7, 2015	800		N/A	Redemption of RSUs
October 15, 2015	5,230		$9.92	Cashless exercise of options
October 15, 2015	55,000		$9.92	Exercise of options
October 14, 2015	20,000		$9.92	Exercise of options
October 14, 2015	5,000		$9.92	Exercise of options
October 14, 2015	15,000		$9.92	Exercise of options
October 15, 2015	5,561		$9.92	Cashless exercise of options
October 15, 2015	3,774		$9.92	Cashless exercise of options
November 16, 2015	33,045		$5.86	Cashless exercise of options
November 16, 2015	100		$9.92	Cashless exercise of options
February 8, 2016	5,000		$5.86	Exercise of options
February 12, 2016	20,000		$9.15	Exercise of options
February17, 2016	3,000		$5.86	Exercise of options
February 18, 2016	6,000		$10.44	Exercise of options
March 1, 2016	8,905,000	$	US 7.30	Financing
March 4, 2016	1,335,750	$	US 7.30	Financing Over-Allotment
March 10, 2016	24,000		$10.44	Exercise of options
March 11, 2016	8,845		$8.90	Cashless exercise of options
March 11, 2016	3,085		$10.44	Exercise of options
March 16, 2016	6,000		$10.04	Exercise of options
March 22, 2016	7,000		$9.15	Exercise of options
March 22, 2016	41,053		$10.44	Cashless exercise of options
March 23, 2016	16,944		$10.44	Cashless exercise of options
Stock Options

Date of Issuance	Number of Stock Options Issued	Exercise Price (C$)	Reason for Issuance
June 23, 2015	203,750	10.02	2015 option grant
December 4, 2015	432,500	9.28	2016 option grant

Restricted and performance Share Units under the Share Unit Plan ("RSUs" and "PSUs")

Date of Grant	Number Granted	Share Unit Value (C$)	Reason for Issuance
June 23, 2015	19,960 (RSUs)	10.02	2015 grant
December 4, 2015	81,892 (PSUs)	9.28	2016 grant

Deferred Share Units ("DSUs")

Date of Grant	Number of DSUs Granted	DSU Value (C$)	Reason for Issuance
April 28, 2015	7,948	7.61	Elected DSUs for director fees
June 23, 2015	67,365	10.02	Director 2015 grant
June 30, 2015	7,332	9.92	Elected DSUs for director fees
September 30, 2015	6,108	9.35	Elected DSUs for director fees
December 4, 2015	56,567	9.28	Director 2016 grant
December 18, 2015	24,916	8.99	Elected DSUs for partial payment of CEO bonus
December 31, 2015	31,749	9.82	Elected DSUs for director fees

DIRECTORS AND OFFICERS
The following were Directors and Officers of the Company as at December 31, 2015.
Name, Occupation and Security Holding as at March 28, 2016
Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price DSU, RSU, PSU(11)
GEORGE N. PASPALAS (8) President, CEO, Director (since Oct 15/13) British Columbia, Canada	President and CEO of the Company since Oct 15, 2013. Aug 2011 to June 2013 President and Chief Executive Officer of Aurizon Mines; Jun 2007 to Jan 2011 Chief Operating Officer, Silver Standard Resources Inc. Mr. Paspalas is also a director of Pretivm Resources Inc.	25,000	Options 500,000/$5.35 125,000/$10.04 62,500/$10.02 125,000/$9.28 RSU & PSU 57,227 DSU 39,886
DANIEL T. MACINNIS(9) Director (since Feb 1/05) British Columbia, Canada	President and CEO of the Company from Feb 1, 2005 to Oct 15, 2013. Mr. MacInnis was also a director of MAX Resources Corp. from 2008 to 2015 and is currently a director of Balmoral Resources Inc.	323,137	Options 105,000/$9.15 150,000/$5.86 DSU 30,506
JONATHAN A. RUBENSTEIN(4) Director (Since Feb 26/07) Chairman (Since Oct 12/07) British Columbia, Canada	Professional Director. Currently also a director of: Detour Gold (since 2009); Eldorado Gold (since 2009); Roxgold (since 2012); and Dalradian Resources Inc. (since 2013). Formerly a director of: Troon Ventures (2009 to 2014); and Rio Novo Gold (2010 to 2012). Former lawyer in private practice, with focus on corporate and securities law.	53,474	Options 75,000/$10.44 75,000/$9.15 DSU 43,156
RICHARD M. COLTERJOHN(2)(3) Director (since Oct 16/07) Ontario, Canada	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Founder, president, CEO and director of Centenario Copper Corporation from 2004 to 2009; director of Cumberland Resources Ltd from 2003 to 2007; director of Explorator Resources Ltd. from 2009 to 2011; director of AuRico Gold Inc. from 2010 to 2015. Mr. Colterjohn also currently serves as Chairman of AuRico Metals Inc. (since 2015) and as a director of Roxgold Inc. (since 2012).	42,652	Options 60,000/$9.15 20,000/$5.86 DSU 30,506

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price DSU, RSU, PSU(11)
DEREK C. WHITE(3)(9) Director (since Oct 16/07) British Columbia, Canada	Principal, Traxys Capital Partners from Oct. 2015 to present, a private equity group focused on mining and minerals. CEO and President and Executive Vice President – Corporate Development , of KGHM International Limited from 2007 to 2014; CFO of Quadra Mining from April 2004 to November 2007. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant. Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and currently serves as a director of Magellan Mineral Limited.	9,367	Options 25,000/$10.44 50,000/$9.15 60,000/$5.86 DSU 36,948
PETER D. BARNES(2)(4) Director (since Oct 5/12) British Columbia, Canada	Professional Director. Co-founder of Silver Wheaton Corp in 2004 and CEO from 2006 to 2011. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Richmont Mines Inc. and several private companies. Member of the Institute of Corporate Directors and was a member of the Silver Institute's Board of Directors from 2009 to 2011.	25,000	Options 150,000/$12.19 60,000/$5.86 DSU 30,506
RICHARD P. CLARK(3)(4)(8) Director (since Oct 5/12) British Columbia, Canada	Chairman and Director of Orca Gold Inc. since April 2014. Former CEO, President and Director of RB Energy from January 2014 to May 2015. Former CEO, President and Director of Sirocco Mining Inc. (BC) from October 2011 to January 2014. Former CEO, President and Director of Red Back Mining Inc. from 2004 until 2010. Director of Kinross Gold Corporation from November 2010 until July 2011. Mr. Clark has been a senior executive with the Lundin Group of companies for past 16 years and currently serves as a Director of Lucara Diamond Corp.	34,300	Options 150,000/$12.19 60,000/$5.86 DSU 37,893
JILL LEVERSAGE(2)(9) Director (since Dec 22/14) British Columbia, Canada	From 2013-2015, Managing Director at Highland West Capital Ltd. and as a financial consultant from 2012-2013. Served as Managing Director, Corporate & Investment Banking for TD Securities Ltd. from 2002-2012. Currently a director and member of the Audit Committee of Catalyst Paper Corporation. Formerly served as a director of Eagle Star Minerals Corp (2011-2013) and Delta Gold Corporation (2012-2015).	5,000	DSU 51,140

Name & Position(1)	Principal Occupation or Employment during the past 5 years	No. of Shares(5)(6)	No. of Options/price DSU, RSU, PSU(11)
PETER K. MEGAW(8)(10) Chief Exploration Officer (June 23/14) Arizona, USA
President of IMDEX and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003. From 2003 to 2014 he served as a director of the Company. Dr. Megaw was formerly  also a director of Candente Gold Corp. from 2009 to 2015 and is currently a director of Minaurum Gold Corp.
		351,854(7)	Options 50,000/$10.44 50,000/$9.15 50,000/$10.04 37,500/$10.02 75,000/$9.28 RSU & PSU 33,608
LARRY TADDEI(8) Chief Financial Officer British Columbia, Canada	CFO of the Company since June 22, 2010; CFO of West Timmins Mining Inc., a Canadian mining exploration company, from 2008 to 2010; CFO and Vice President Finance of Gold Hawk Resources Inc., a mining company, from 2006 to 2008; Mr. Taddei has been a Chartered Accountant since 1990.	45,297	Options 75,000/$9.15 90,000/$5.86 60,000/10.04 37,500/$10.02 75,000/$9.28 RSU & PSU 35,600
Michael J. Curlook Vice President, Investor Relations and Communications British Columbia, Canada	Vice President, Investor Relations and Communications of the Company since March 4, 2013; previously Head of Investor Relations and Communications of Great Basin Gold Ltd from 2008 to 2012; Manager of Investor Relations of Farallon Mining/Hunter Dickinson Inc. from 2006 to 2008.	20,000	Options 100,000/$9.61 25,000/$10.04 15,000/$10.02 30,000/$9.28 RSU & PSU 13,361
JODY L. HARRIS Corporate Secretary British Columbia, Canada	Corporate Secretary of the Company since May 8, 2007.	1,747	Options 10,000/$10.44 25,000/$9.15 30,000/$5.86 17,500/$10.04 10,000/$10.02 20,000/$9.28 RSU & PSU 8,543
 Notes:
(1) Each director's term of office expires at the next annual general meeting of shareholders of the Company.
(2) Member of Audit Committee.
(3) Member of Compensation Committee.
(4) Member of Corporate Governance and Nomination Committee.
(5) Includes beneficial, direct and indirect shareholdings.
(6) Does not include stock options and other rights to purchase or acquire shares.
(7) Of these shares, 11,085 shares are held by Minera Cascabel SA de CV, a private company owned in part by Mr. Megaw.
(8) Member of the Disclosure Committee.
(9) Member of the Sustainability Committee.

(10) Ceased to be a director on June 23, 2014 becoming an officer as of that date.
(11) Includes grants made under the Company's Share Unit Plan ("RSU and PSU") and Directors' Deferred Share Unit Plan ("DSU") adopted on June 24, 2014.

There are 79,789,063 Common Shares issued and outstanding as at March 28, 2016.  As of March 28, 2016, directors and officers of the Company as a group own or control 936,828 Common Shares of the Company representing approximately 1.17% of its issued and outstanding Common Shares.
Cease trade orders, bankruptcies, penalties or sanctions
Richard Clark is the Chairman and Director of Orca Gold Inc. From January 2014 to May 2015 Mr. Clark was President, Chief Executive Officer and Director of RB Energy Inc.("RBI"). On October 14, 2014, RBI applied for and obtained an Initial Order (the "Order") to commence proceedings under the Companies' Creditors Arrangement Act (the "CCAA") in the Québec Superior Court (the "Court"). The Court issued the Order in respect of RBI and its Canadian subsidiaries. The Order granted an initial stay of creditor proceedings to November 13, 2014 which was extended to April 30, 2015. In May 2015 the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The TSX de-listed RBI's common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI's common shares have been suspended from trading. Mr. Clark resigned as a Director and ceased employment as President and CEO of RBI on May 8, 2015.

Other than as described above, none of the other directors or officers is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Conflicts of Interest
The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will disclose his interest in the matter and abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia and they shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed under the heading "Interest of Management and Others in Material Transactions" below, the directors and officers of the Company are not aware of any such conflicts of interests.
Code of Ethics
The Company has adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of its directors, officers and employees, including the Chief Executive Officer and Chief Financial Officer. The Code includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code. A copy of the Code is posted on the Company's website, at www.magsilver.com.
Audit Committee
The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors.  See Audit Committee Charter attached hereto as Schedule "A".
Audit Committee Composition and Background
The Audit Committee is currently comprised of Peter Barnes (Chairman), Richard Colterjohn and Jill Leversage (effective June 22, 2015). All three members of the Audit Committee are (i) independent within the meaning of such term in National Instrument 52-110 - Audit Committees ("NI 52-110") and (ii) financially literate under NI 52-110, meaning they are able to read and understand the Company's financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. In addition to each member's general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below:

Peter Barnes, FCA, D.Sc (Econ)., ICD.D - Mr. Barnes has over 25 years of senior management experience and was co-founder of Silver Wheaton Corp. in 2004 and CEO from 2006 to 2011. Mr. Barnes was Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute's Board of Directors from 2009 to 2011. He presently also serves as a Director of Richmont Mines and several private companies. In 2010, Mr. Barnes was honoured with the Ernst & Young Entrepreneur Of The Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals.
Richard Colterjohn, B.Comm, MBA – Mr. Colterjohn has been Managing Partner at Glencoban Capital Management Inc., a private merchant banking firm since 2002.  He also was the founder, President and CEO of Centenario Copper Corporation, a development stage copper company active in Chile from 2006 to 2009. Since 2002, he has also served as a director of seven other Canadian public mining sector companies: AuRico Metals Inc. (ongoing), Roxgold Inc. (ongoing), AuRico Gold Inc., Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd. and Explorator Resources Inc. Prior to April 2002, Mr. Colterjohn was Managing Director at UBS Bunting Warburg Inc., an investment dealer.
Jill Leversage, FCA, CBV – Ms. Leversage has over 30 years' experience in financial services in Vancouver.  From 2013-2015 Managing Director at Highland West Capital Ltd., a private merchant bank and as financial consultant from 2012 -2013.  Served as Managing Director, Corporate & Investment Banking for TD Securities Ltd. from 2002-2012.  Ms. Leversage is a director and member of the Audit Committee of Catalyst Paper Corporation. From 2011 to 2013 served as a director of Eagle Star Minerals Corp and from 2012-2015 a director of Delta Gold Corporation. Ms. Leversage is a Chartered Business Valuator and a Fellow of the Institute of Chartered Accountants of BC.

The Board of Directors has determined that each of the Audit Committee members is an "audit committee financial expert" within the meaning of the regulations promulgated by the United States Securities and Exchange Commission and an "independent director" as that term is defined by the rules contained in the NYSE MKT LLC Company Guide.
Reliance on Certain Exemptions
At no time since the commencement of the Company's most recently completed financial year has the Company relied on any of the exemptions in Section 2.4, 3.2, 3.3(2), 3.4, 3.5 or 3.6 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110 or on section 3.8 of NI 52-110. No non-audit services were approved pursuant to a de minimis exemption to the pre-approval requirement.
Audit Committee Oversight
At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Pre-Approval Policies and Procedures
The Audit Committee is authorized by the Board of Directors to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.

External Auditor Service Fees
The aggregate fees by the Company's current external auditor, Deloitte LLP, in each of the last two fiscal years are as follows.
	Year ended December 31, 2015 Cdn$	Year ended December 31, 2014 Cdn$
Audit Fees	217,340	206,600
Audit-Related Fees	90,030	58,490
Tax Fees	59,305	113,555
All Other Fees		0
Total	$366,675	$378,645
The nature of the services provided by Deloitte LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees are those incurred for professional services rendered by Deloitte LLP for the audit of the Company's annual consolidated financial statements, for the interim reviews of the Company's unaudited consolidated financial statements, additional services provided in connection with statutory and regulatory filings or engagements, including for the Company's wholly owned subsidiaries, Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.
Audit-Related Fees
Audit-related fees are those incurred for: i) professional services rendered by Deloitte LLP relating to the short form prospectus and ii) professional fees related to the Mexican statutory audit.

Tax Fees (tax compliance, tax advice and tax planning)
Tax fees are those incurred for professional services rendered by Deloitte LLP for:  tax compliance, including the review of tax returns, tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax); continued tax planning and advisory services on potential restructuring and spin-out projects; and, preparation of a Transfer Pricing report.
All Other Fees
There are no other fees to report under this category for professional services rendered by Deloitte LLP for the Company.

Compensation Committee
The Compensation Committee is currently comprised of all independent directors: Richard Colterjohn (Chairperson), Richard Clark and Derek White. The primary objective of this committee is to discharge the Board of Director's responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee Charter may be obtained under the Company's profile at www.sedar.com and at www.sec.gov.
Corporate Governance and Nomination Committee
The Corporate Governance and Nomination Committee is currently comprised of all independent directors: Rick Clark (Chairperson), Peter Barnes, and Jonathan Rubenstein     The primary objective of this committee is to assist the Board of Directors in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become Board and Board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices. The Corporate Governance and Nomination Committee Charter may be obtained under the Company's profile at www.sedar.com and at www.sec.gov.
Disclosure Committee
The Disclosure Committee is comprised of George Paspalas (Chairperson), Larry Taddei, Peter Megaw and Richard Clark.  The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Timely Disclosure, Confidentiality and Insider Trading Policy, which may be obtained under the Company's profile at www.sedar.com and at www.sec.gov.
Sustainability Committee
The Sustainability Committee is comprised of Jill Leversage (Chairperson), Derek White and Dan MacInnis.  The primary objective of this committee is the overall responsibility for overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
There are no pending or contemplated legal proceedings to which our Company is a party or of which any of our properties is the subject, other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo Property boundaries, and the associated surface access negotiations with the EBJ (see "General Development of the Business – Three Year History – Year Ended December 31, 2013).
As of December 31, 2015, the Company is not subject to:

(a)	any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2015; or

(b)	any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; or

(c)	settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2015.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
No director, executive officer or principal shareholder of the Company, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year prior to the date of this AIF that has materially affected or is reasonably expected to materially affect the Company, except as otherwise disclosed in this AIF and as follows:
Dr. Peter Megaw, of Arizona, USA, became a member of the Board of Directors of the Company on February 6, 2006 and ceased to be a member of the Board of Directors on June 23, 2014. Dr. Megaw has since been appointed Chief Exploration Officer of the Company, although he continues to be remunerated through IMDEX as outlined below, with the exception of equity incentives (stock options and restricted and performance share units), which are granted directly to Dr. Megaw.
Dr. Megaw is a principal of Minera Bugambilias, S.A. de C.V. ("Bugambilias") and Minera Coralillo, S.A. de C.V. ("Coralillo"). The Company acquired the mineral claims of the Batopilas property in 2005 from Bugambilias and Bugambilias has retained a NSR royalty interest in that property, although the property has now been written off by the Company effective December 31, 2014. The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a NSR royalty interest in that property. As noted above in "Other Business Risks," Dr. Megaw is also a principal of IMDEX and Cascabel. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo property payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals. Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates.
The Company accrued or paid Cascabel and IMDEX the following fees under the Field Services Agreement:

YTD DECEMBER 31, 2015	Cascabel & IMDEX	IMDEX related to Dr. Megaw	US$ Total
Consulting (geological, prospecting, marketing, investor relations & admin)	102,188	398,400	500,588
Travel, administration and other field exploration costs	1,019,947	112,416	1,132,363
Total	$1,122,135	$510,816	$1,632,951
YTD DECEMBER 31, 2014	Cascabel & IMDEX	IMDEX/Peter	US$ Total
Consulting (geological, prospecting, marketing, investor relations & admin)	115,559	351,300	466,859
Travel, administration and other field exploration costs	1,009,499	68,614	1,078,113
Total	$1,125,058	$419,914	$1,544,972

Within the Field Services Agreement between the MAG and Cascabel/IMDEX, a 'Right of First Refusal' has been granted to MAG for any silver properties Cascabel/IMDEX may come across.  As part of this agreement, Cascabel/IMDEX have agreed to grant MAG the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others.  MAG, and solely at MAG's discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to MAG.  In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to MAG, a reasonably negotiated Finder's Fee may be payable by MAG on any new property of merit.
Upon the retirement of Dan MacInnis as President & Chief Executive Officer, on October 15, 2013, the Company entered into a consulting contract with a private company controlled by Mr. MacInnis, to which it paid or accrued consulting fees of C$11,000 in the year ended December 31, 2015 (December 31, 2014: C$548,232).  The consulting contract expired on December 31, 2014, and was renewed in early 2015 on a per diem basis.  Mr. MacInnis remains as a member of the Board of Directors.
TRANSFER AGENTS AND REGISTRARS
The Company's transfer agent and registrar for its Common Shares is:
 Computershare Investor Services Inc.
 3rd floor – 510 Burrard Street
 Vancouver, British Columbia
Canada  V6C 3B9

MATERIAL CONTRACTS
Other than contracts entered into in the ordinary course of business of the Company, the only contracts material to the Company and that were entered into within the most recently completed financial year of the Company or before the most recently completed financial year of the Company but still in effect, are:

•	the Shareholders Agreement dated October 10, 2005 between the Company, Peñoles and others relating to Minera Juanicipio. See "Description of the Business – General – Economic Dependence", above.

INTERESTS OF EXPERTS
The Company's technical reports, including the following listed reports are available on the SEDAR website at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.
David Ross, P.Geo., Jason Cox, P.Eng., and Holger Krutzelmann, P.Eng., all of Roscoe Postle Associates Inc.,  are the authors responsible for the preparation of the Technical Report entitled "Technical Report on the Mineral Resource Update for the Juanicipio Joint Venture, Zacatecas State, Mexico", dated June 12, 2014 as amended June 30, 2014 and filed on SEDAR on July 3, 2014, which is incorporated by reference herein. This report replaces and supercedes the previously filed reports with respect to the Juanicipio Project.
David Ross, P.Geo, of Roscoe Postle Associates Inc. is the author responsible for the preparation of the Cinco de Mayo Technical Report entitled "Technical Report on the Upper Manto Deposit, Chihuahua, Mexico" dated November 14, 2012 and filed on SEDAR on November 14, 2012, which is incorporated by reference herein.
To the knowledge of the Company, having made reasonable enquiry, none of the experts listed above, or any "designated professional" of such expert, has any registered or beneficial interest, direct or indirect, in any securities or other property of the Company or any of its associates or affiliates.
The Company's auditors, Deloitte LLP, have prepared the report of the independent registered public accounting firm attached to the Company's audited consolidated financial statements for the most recent financial year end.  Deloitte LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.
ADDITIONAL INFORMATION
Additional information, including details as to directors' and officers' remuneration and indebtedness, principal holders of the Company's Common Shares and of options to purchase Common Shares and certain other matters, is contained in the Company's Information Circular for the annual general and special meeting held on June 22, 2015, which is incorporated herein by reference.
Additional financial information is provided in the Company's consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2015.
Copies of the above and additional information relating to the Company may be obtained on the Company's website at www.magsilver.com; on the SEDAR website at www.sedar.com; on the SEC's EDGAR website at www.sec.gov or by calling the Company's investor relations personnel at 604-630-1399.

Schedule "A"

MAG SILVER CORP.
(the "Corporation")

AUDIT COMMITTEE CHARTER

1.	General

The Board of Directors of the Corporation (the "Board") has established an Audit Committee (the "Committee") to assist the Board in fulfilling its oversight responsibilities.  The Committee will review and oversee the financial reporting and accounting process of the Corporation, the system of internal control and management of financial risks, the external audit process, and the Corporation's process for monitoring compliance with laws and regulations and its own code of business conduct.  In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors.  To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Corporation's business, operations and risks.
The Corporation's independent auditor is ultimately accountable to the Board and to the Committee. The Board and Committee, as representatives of the Corporation's shareholders, have the ultimate authority and responsibility to evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval, to determine appropriate compensation for the independent auditor, and where appropriate, to replace the outside auditor.  In the course of fulfilling its specific responsibilities hereunder, the Committee must maintain free and open communication between the Corporation's independent auditors, Board and Corporation management.  The responsibilities of a member of the Committee are in addition to such member's duties as a member of the Board.
2.	Members
The Board will in each year appoint a minimum of three (3) directors as members of the Committee.  All members of the Committee shall be non-management directors and shall be independent within the meaning of all applicable U.S. and Canadian securities laws and the rules of the Toronto Stock Exchange and the NYSE MKT LLC, unless otherwise exempt from such requirements.
None of the members of the Committee may have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three years.
All members of the Committee shall be able to read and understand fundamental financial statements and must be financially literate within the meaning of all applicable U.S. and Canadian securities laws or become financially literate within a reasonable period of time following his or her appointment.  Additionally, at least one member of the Committee shall be financially sophisticated and shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities.

3.	Duties
The Committee will have the following duties:
•	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.
•	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.
•	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements.
•
Review any legal matters which could significantly impact the financial statements as reported on by the Corporation's counsel and engage outside independent counsel and other advisors whenever as deemed necessary by the Committee to carry out its duties.

•
Review the Corporation's annual and quarterly financial statements, including Management's Discussion and Analysis with respect thereto, and all annual and interim earnings press releases, prior to public dissemination, including any certification, report, opinion or review rendered by the external auditors and determine whether they are complete and consistent with the information known to Committee members; determine that the auditors are satisfied that the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof.

•	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.
•	Review audit issues related to the Corporation's material associated and affiliated companies that may have a significant impact on the Corporation's equity investment.
•	Meet with management and the external auditors to review the annual financial statements and the results of the audit.
•	Evaluate the fairness of the interim financial statements and related disclosures including the associated Management's Discussion and Analysis, and obtain explanations from management on whether:
•	actual financial results for the interim period varied significantly from budgeted or projected results;
•	generally accepted accounting principles have been consistently applied;
•	there are any actual or proposed changes in accounting or financial reporting practices; or

•	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure.
•	Review the external auditors' proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope.
•
Recommend to the Board an external auditor to be nominated for appointment by the Corporation's shareholders.  Subject to the appointment of the Corporation's external auditor by the Corporation's shareholders, the Committee will be directly responsible for the appointment, compensation, retention and oversight of the work of external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.  The Corporation's external auditor shall report directly to the Committee.

•	Review with the Corporation's management, on a regular basis, the performance of the external auditors, the terms of the external auditor's engagement, accountability and experience.
•	Pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the external auditor.
•
Consider at least annually the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services obtained by the Corporation, including:

•
insuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

•	considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and
•	as necessary, taking, or recommending that the Board take, appropriate action to oversee the independence of the independent auditor.

•
Ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements, other than the public disclosure contained in the Corporation's financial statements, Management's Discussion and Analysis and annual and interim earnings press releases; and must periodically assess the adequacy of those procedures.

•	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
•	Review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.
•	Establish a procedure for:

•	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and
•	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.
•	Meet separately with the external auditors to discuss any matters that the committee or auditors believe should be discussed privately in the absence of management.
•	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.
•	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.
•	Review and oversee all related party transactions.
•	Perform other functions as requested by the Board.
•	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.
•	Review and re-assess annually the adequacy of this Charter and recommend updates to this charter; receive approval of changes from the Board.
•	With regard to the Corporation's internal control procedures, the Committee is responsible to:
•
review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those related to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

•
review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate; and

•	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and
•	periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.
•	Comply with Rule 10A – 3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934.

4.	Chair

The Committee will in each year appoint the Chair of the Committee from among the members of the Committee.  In the Chair's absence, or if the position is vacant, the Committee may select another member as Chair. The Chair will not have a casting vote.
5.	Meetings
The Committee will meet at least once every calendar quarter.  Special meetings shall be convened as required.  Notices calling meetings shall be sent to all members of the Committee, all Board members and the external auditor.  The external auditor of the Corporation must be given reasonable notice of, and has the right to appear before and to be heard at, each meeting of the Committee.  At the request of the external auditor, the Committee must convene a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Board or shareholders of the Corporation.
The Committee may invite such other persons (e.g. without limitation, the President or Chief Financial Officer) to its meetings, as it deems appropriate.
6.	Quorum
A majority of members of the Committee, present in person, by teleconferencing, or by videoconferencing, or by any combination of the foregoing, will constitute a quorum.
7.	Removal and Vacancy
A member may resign from the Committee, and may also be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to be a director of the Corporation.  The Board will fill vacancies in the Committee by appointment from among the directors in accordance with Section 2 of this Charter.  Subject to quorum requirements, if a vacancy exists on the Committee, the remaining members will exercise all of the Committee's powers.
8.	Authority

The Committee may:
•	engage independent counsel and other advisors as it determines necessary to carry out its duties.
•	set and pay the compensation for any advisors employed by the Committee; and
•	communicate directly with the internal and external auditors.
The Committee may also, within the scope of its responsibilities, seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice, and to ensure the attendance of Corporation officers at meetings as appropriate.
9.	Secrecy and Minutes
The Chair of the Committee will appoint a member of the Committee or other person to act as Secretary of the Committee for purposes of a meeting of the Committee.  The minutes of the Committee meetings shall be in writing and duly entered into the books of the Corporation, and will be circulated to all members of the Board.

10.	Funding

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of (a) compensation to any registered public accounting firm engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; (b) compensation to any advisers employed by the Committee; and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carry out its duties.

Schedule "B"
Glossary

The following is a glossary of certain terms used in this AIF.
"Ag" is the elemental symbol for silver.

"alluvium" is unconsolidated surficial sediments deposited by water.

"alteration" usually refers to chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

"anomalous" is a value, or values, in which the amplitude is statistically between that of a low contrast anomaly and a high contrast anomaly in a given data set.

"Au" is the elemental symbol for gold.

"basalt" is volcanic rock, low in quartz content, generally fine grained and dark coloured.

"calcite" refers to calcium carbonate mineral.  It is a common constituent of many rock types as well as occurring in veins and alteration assemblages.

"carbonate" refers to minerals which have the formula "X"CO3.   Calcite is the most common carbonate mineral.  Also rocks composed dominantly of carbonate minerals such as calcite.

"Cascabel" is Minera Cascabel, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic.

"Cinco de Mayo Property" is described commencing on page 53 of this AIF.

"Common Shares" is the Common Shares without par value in the capital of the Company.

"Company" or "MAG" is MAG Silver Corp., a company under the Business Corporations Act (British Columbia).

"Conglomerate" is sedimentary rock composed of gravel and coarser fragments.

"concession" is a defined area for which mineral tenure has been granted by the Mexican government for a period of 50 years to allow exploration and exploitation and may be renewed for another 50 years.

"CRD" refers to Carbonate Replacement Deposit.

"Cretaceous" is the geological period extending from 135 million to 63 million years ago.

"exploitation" is works aimed at preparation and development of the area comprised by the mineral deposit, as well as work aimed at detaching and extracting the minerals products or substances existing therein.

"exploration" is works performed on land aimed at identifying deposits of minerals or substances, as well as quantifying and evaluating the economically utilizable reserves they contain.

 "fault" is a fracture in rock where there has been displacement of the two sides.

"flow" is volcanic rock comprised of flow lava.

"fracture" refers to breaks in a rock, usually due to intensive folding or faulting.

"g/t" refers to grams per tonne (34.2857 g/t = 1.0 troy ounce/ton).

"grade" refers to the concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

"greywacke" refers to sandstone composed largely of sand-sized rock fragments.

"hydrothermal" refer to hot fluids, usually mainly water, in the earth's crust which may carry metals and other compounds in solution to the site of ore deposition or wall rock alteration.

"igneous" is a rock formed by the cooling of molten silicate material.

"intrusive" is a rock mass formed below the earth's surface from magma which has intruded into a pre-existing rock mass.

"Juanicipio Project" is the Juanicipio project described commencing on page 43 of this AIF.

"Lagartos" is Minera Los Lagartos, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

"magma" refers to molten rock formed within the crust or upper mantle of the earth.

"manto" refers to a deposit type that is stratabound, irregular to rod shaped, and which occurs usually in a horizontal or near horizontal attitude.

"mill" refers to a facility for processing ore to concentrate and recover valuable minerals.

"Minera Juanicipio" is Minera Juanicipio, S.A. DE C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principals of which are Fresnillo (56%) and the Company (44%).

"Mineral Reserve" is that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study.  The study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Industry Guide 7 does not provide for the disclosure of "Mineral Resource estimates".

"mineralization" usually implies minerals of value occurring in rocks.

"net smelter returns royalty" or "NSR" refers to payment of a percentage of mining revenues after deducting applicable smelter charges.

"NSAMT" is Natural Source Audio-frequency Magneto Tellurics.

"ore" is a natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

"outcrop" is an exposure of rock at the earth's surface.

"oz" is the metric ounce.

"oz/t or opt" refers to troy ounces per ton.

"Pozo Seco", is Minera Pozo Seco, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

"pyrite" is iron sulphide mineral.

"quartz" refers to Si02, a common constituent of veins, especially those containing gold and silver mineralization.

"replacement" refers to the process whereby one mineral is chemically substituted by a later mineral.

 "SEC" is the Securities and Exchange Commission of the United States of America.

"silicification" refers to the replacement of the constituents of a rock by quartz.

"skarn" refers to the alteration of carbonate rocks near an intrusion dominated by garnet and pyroxene minerals.

"Sierra Vieja", is Minera Sierra Vieja, S.A. de C.V., a company incorporated pursuant to the laws of the Mexican Republic, the principal of which is the Company.

"tailings" is the material rejected from a mill after recoverable valuable minerals have been extracted.

"Tertiary" is the geological period extending from 63 million to 2 million years ago.

"tonne" or "T" is the Metric ton = 1,000 kilograms or 1,000,000 grams.

"VAT" is an acronym for "Value Added Tax" which, in Mexico, is charged on all goods and services at a rate of 16%.  Proprietors selling goods or services must collect VAT on behalf of the government.  Goods or services purchased incur a credit for VAT paid.  The resulting net VAT is then remitted to, or collected from the Government of Mexico through a formalized filing process. (In Mexico it is referred to as "IVA").

"veinlets" are small veins, generally measuring only a few millimetres in thickness, filling fractures in rocks.

"veins" refer to the mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

"volcaniclastic" refer to the coarse-grained sedimentary rocks (sandstone or conglomerate) composed of fragments of volcanic rocks.